Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

March 2, 2021

among

THE MICHAELS COMPANIES, INC.,

MAGIC ACQUIRECO, INC.

and

MAGIC MERGECO, INC.

i

ii

Annex A — Conditions of the Offer

Annex B — Certificate of Incorporation of the Surviving Corporation

Annex C — Tender and Support Agreement

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of March 2, 2021 among The Michaels Companies, Inc., a Delaware corporation (the “Company”), Magic AcquireCo, Inc., a Delaware corporation (“Parent”), and Magic MergeCo, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, pursuant to this Agreement, Merger Subsidiary has agreed to commence, and Parent has agreed to cause Merger Subsidiary to commence, a tender offer (as it may be extended and amended from time to time pursuant to this Agreement, the “Offer”) to purchase any (subject to the Minimum Tender Condition) and all of the shares of common stock, $0.067751 par value per share, of the Company (“Company Common Stock”), issued and outstanding, at a price per share of $22.00 (the “Offer Price”), net to the holder of such share, in cash, without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, Parent, Merger Subsidiary and the Company have agreed to enter into a business combination transaction pursuant to which (i) Merger Subsidiary will be merged with and into the Company, (ii) the separate corporate existence of Merger Subsidiary will thereupon cease and (iii) the Company will continue as the surviving corporation and a wholly-owned Subsidiary of Parent (the “Merger” and together with the Offer and the other transactions contemplated by this Agreement, collectively, the “Transactions”);

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Subsidiary pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Subsidiary has (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Subsidiary and its sole stockholder, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by Merger Subsidiary of this Agreement and the consummation of the Transactions and (iv) recommended the adoption of this Agreement by the sole stockholder of Merger Subsidiary;

WHEREAS, (i) the board of directors of Parent has (a) determined that this Agreement and the Transactions are fair to and in the best interests of Parent and its stockholders, (b) declared it advisable to enter into this Agreement and (c) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions and (ii) Parent, as the sole stockholder of Merger Subsidiary, has adopted and approved this Agreement;

WHEREAS, as an inducement and condition to Parent and Merger Subsidiary entering into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company are entering into the Tender and Support Agreements, pursuant to which, among other things, such stockholders have agreed, upon the terms and subject to the conditions set forth in the Tender and Support Agreements, to tender the Shares held by them in the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, each of Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Lux) IX, SCSp, Apollo Overseas Partners IX, L.P. (such entities, in such capacity, each an “Investor” and collectively, the “Investors”) have entered into an equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Investors are entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Subsidiary under this Agreement;

WHEREAS, upon consummation of the Merger, each share of Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer (other than Excluded Shares and Appraisal Shares (each as hereafter defined)), will be canceled and converted into the right to receive the Merger Consideration (as hereafter defined), upon the terms and subject to the conditions of and any exceptions in this Agreement; and

WHEREAS, Parent, Merger Subsidiary and the Company acknowledge and agree that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and shall be consummated as soon as practicable following the consummation of the Offer upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.     Definitions. As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal of any Third Party or “group” (within the meaning of Section 13(d)(3) of the 1934 Act) relating to (i) any acquisition or purchase, direct or indirect, of assets equal to 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable or 20% or more of any class of equity or voting securities of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such Third Party or “group” beneficially owning 20% or more of any class of equity or voting securities of the Company, or (iii) a merger, consolidation, statutory share exchange, business combination, sale of all or substantially all of the assets, liquidation, dissolution or other similar extraordinary transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the consolidated revenues or earnings of the Company are attributable.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Other than in the case of (x) the definitions of Confidentiality Agreement, Excluded Information, Material Adverse Effect, Non-Party Affiliate, Parent Related Parties, Representative (solely, in the case of the definition of Representative, in connection with such term’s use in Section 2.02(c), Section 4.09, Section 4.27, Section 5.09, Section 5.13, Section 10.02) and Third Party and (y) Section 4.24, Section 4.27, Section 5.07, Section 5.08, Section 5.12, Section 5.13, Section 6.06, Section 8.01(c)(ii) and Annex A, in no event shall Parent, Merger Subsidiary or any of their respective Subsidiaries be considered an Affiliate of any portfolio company or investment fund affiliated with Apollo Global Management, Inc., nor shall any portfolio company or investment fund affiliated with Apollo Global Management, Inc., be considered to be an Affiliate of Parent, Merger Subsidiary or any of their respective Subsidiaries.

“Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977 (United States), as amended, the Corruption of Foreign Public Officials Act (Canada), and similar Applicable Laws related to corruption, bribery, kickbacks, and unlawful payments, whether governmental or commercial, each as amended, supplemented or replaced from time to time.

“Applicable Law” means, with respect to any Person, any federal, state, provincial or local statute, law (including common law), ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is legally binding upon and applicable to such Person.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day (other than a Saturday or Sunday) on which commercial banks are not required or authorized by Applicable Law to close in the City of New York, New York.

“Canadian Sanctions Laws” means, collectively, the United Nations Act (Canada), the Criminal Code (Canada), the Special Economic Measures Act (Canada), and the Justice for Victims of Corrupt Foreign Officials Act (Canada), each as amended, supplemented or replaced from time to time and including all regulations, guidelines, and orders made thereunder or in connection therewith.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his designee.

“Company 4.75% Senior Secured Notes” means the 4.750% senior secured notes maturing in 2027 issued pursuant to the Company Senior Secured Notes Indenture.

“Company 8.00% Senior Notes” means the 8.000% senior notes maturing in 2027 issued pursuant to the Company Senior Notes Indenture

“Company Credit Facilities” means (i) the Amended and Restated Credit Agreement, dated as of January 28, 2013, among the Michaels Stores, Inc., an indirect, wholly-owned Subsidiary of the Company (the “Company Debt Issuer”), as borrower, JPMorgan Chase Bank, N.A., as administrative agent and as collateral agent, and the lenders party thereto, as such agreement may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time, and (ii) the Third Amended and Restated Credit Agreement, dated as of May 27, 2016, among the Company Debt Issuer, as the lead borrower, the other borrowers named therein, the facility guarantors identified therein, Wells Fargo Bank, National Association, as administrative agent and as collateral agent, and the lenders party thereto, as such agreement may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time.

“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Indentures” means the Company Senior Notes Indenture and the Company Senior Secured Notes Indenture.

“Company Notes” means the Company 8.00% Senior Notes and the Company 4.75% Senior Secured Notes.

“Company Owned IP” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries (including any and all Company Registered IP).

“Company Registered IP” means all of the Registered IP owned by the Company or any of its Subsidiaries.

“Company SEC Documents” means all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company, together with any exhibits and schedules thereto and other information incorporated therein, as may be amended and supplemented from time to time.

“Company Senior Notes Indenture” means the Indenture, dated July 8, 2019, by and among the Company Debt Issuer, as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee.

“Company Senior Secured Notes Indenture” means the Indenture, dated October 1, 2020, among the Company Debt Issuer, as issuer, the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent.

“Company Stock Plans” means the Company’s Equity Incentive Plan (f/k/a the Company’s 2006 Equity Incentive Plan) and the Company’s Third Amended & Restated 2014 Omnibus Long-Term Incentive Plan.

“Company Termination Fee” means (i) solely if payable by the Company in connection with (A) a termination by the Company pursuant to Section 10.01(d)(i) and the Superior Proposal is made by an Excluded Party or its Affiliates and for which an Adverse Recommendation Change and/or such termination, as applicable, is made prior to the Cut Off Date or (B) a termination by Parent pursuant to Section 10.01(c)(i) in the event of an Adverse Recommendation Change prior to the Cut Off Date that is related to an Acquisition Proposal made by an Excluded Party or its Affiliates, an amount equal to $54,500,000, and (ii) if payable by the Company in any other circumstance, an amount equal to $104,000,000.

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended.

“Competition Act Approval” means (i) the Commissioner shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the Transactions or (ii) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it is stated (giving effect to all supplements and updates provided thereto), (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act as applicable for a registered public offering of non-convertible debt securities on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), (iii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information and (iv) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the 1933 Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Sources to the extent required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures). For the avoidance of doubt, the absence of any Excluded Information from the Required Financial Information shall not be deemed to cause such Required Financial Information to be non-Compliant.

“Confidentiality Agreement” means the letter agreement between Parent (or an Affiliate of Parent) and the Company, dated January 20, 2021.

“consummate” (and with its correlative meanings “consummation” and “consummating”), as such term is used with respect to the Offer, has the meaning ascribed to it in Section 251(h) of the DGCL.

“Contract” means any written legally binding contract, agreement, note, bond, indenture, lease, license, or other written agreement that is in force and effect as of the date of this Agreement, or that the Company or any of its Subsidiaries otherwise has any legally binding rights or obligations under.

“Debt Commitment Letters” means those certain executed debt commitment letters (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and the related fee letters, fee credit letter and engagement letter, among the Parent and the Debt Financing Sources party thereto, copies of which have been provided to the Company on or prior to the date hereof (it being understood that each such copy is unredacted in the case of the commitment letters, and in the case of each such fee letter, fee credit letter and engagement letter redacted solely as to fee amounts, “flex” terms and other commercially sensitive economic terms customarily redacted, and such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letters or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount).

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing (including the Persons party to any joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto) and, in each case, their respective former, current and future direct or indirect Affiliates, and their and their Affiliates’ respective representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“DGCL” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any Applicable Laws relating to the protection of the environment and natural resources or, solely as it relates to exposure to hazardous or toxic Hazardous Substances, human health.

“Environmental Permits” means all Permits required by Environmental Laws for the operation of the business of the Company or any of its Subsidiaries as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code.

“Ex-Im Laws” means all Applicable Laws relating to export, re-export, transfer and import controls, including the Export Administration Regulations and the customs and import laws and regulations administered by U.S. Customs and Border Protection and Canada Border Services Agency.

“Excluded Information” means (i) any description of post-Closing capital structure, including descriptions of indebtedness or equity of Parent or any of its Affiliates (including the Company and its Subsidiaries on or after the Closing Date), (ii) any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”) or any information customarily provided by a lead arranger, underwriter or initial purchaser in a customary information memorandum or offering memorandum for a secured bank financing or high yield debt securities, as applicable, including sections customarily drafted by a lead arranger or an initial purchaser or underwriter, such as those regarding confidentiality, timelines, syndication process, limitations of liability and plan of distribution, (iii) any information regarding any post-Closing or pro forma cost savings, synergies or other pro forma adjustments or any pro forma or projected information, (iv) any information with respect to any Person other than the Company and its Subsidiaries, (v) risk factors relating to all or any component of the Debt Financing and (vi) financial statements or information required by Rule 3-09, 3-10 or 3-16 of Regulation S-X, information regarding executive compensation rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or other information required by Item 402 of Regulation S-K, or other information customarily excluded from a Rule 144A offering memorandum for high-yield debt securities.

“Excluded Party” means any Third Party or group of Persons that includes any Third Party from whom the Company or any of its Representatives receives an Acquisition Proposal prior to the No-Shop Period Start Date that the Company Board determines (after consultation with its outside legal counsel and financial advisors) is or could reasonably be expected to lead to, result in or constitute a Superior Proposal. Any Excluded Party shall cease to be an Excluded Party under this Agreement with respect to a particular Acquisition Proposal (and any amendments or modifications thereto) at such time as (i) such Acquisition Proposal made by such Third Party or group of Persons is affirmatively withdrawn or terminated or (ii) the Company Board determines (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal made by such Third Party or group of Persons no longer is, and no longer could reasonably be expected to lead to, result in or constitute, a Superior Proposal; provided that, for the avoidance of doubt, an Excluded Party shall not cease to be an Excluded Party with respect to any other Acquisition Proposal (and any amendments or modifications thereto) made by such Person if such Acquisition Proposal is made prior to the No-Shop Period Start Date and the Company Board determines (after consultation with its outside legal counsel and financial advisors) that such alternative Acquisition Proposal is, or could reasonably be expected to lead to, result in or constitute a Superior Proposal.

“Excluded Shares” means Shares to be canceled in accordance with Section 2.04(b).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign, federal, state, provincial or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any toxic, radioactive or otherwise hazardous substance, physical agent, waste or material including asbestos, PCB’s, and lead that in relevant form and concentration is regulated under any Environmental Law.

“Hedge Arrangement” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuation in any rate or price. For the avoidance of doubt, the entry into a Master ISDA Agreement and the schedules thereto shall not in and of themselves constitute a Hedge Arrangement, but each trade documented pursuant to a confirmation entered into thereunder shall.

“Hedge Exposure” of a Person means all obligations of such Person arising under or in connection with Hedge Arrangements; provided that: (i) when calculating the value of a Hedge Arrangement only the mark-to-market value (or, if any actual amount is due as a result of the termination or close-out of such Hedge Arrangement, that amount) shall be taken into account, and (ii) the Hedge Exposure with respect to any counterparty shall be calculated on an aggregate net basis after taking into account all amounts owing by such counterparty to such Person under Hedge Arrangements.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means any or all of the following and all worldwide rights in intellectual property: (i) patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable), trade secrets, know how, databases, processes, business methods, technical data and customer lists and other proprietary information; (iii) all copyrights and copyright registrations, including in computer software; (iv) all industrial designs and any registrations and applications therefor; and (v) all trade names, logos, common law trademarks and service marks, domain names, URLs, social media identifiers and other source indicators and trademark and service mark registrations and applications therefor, and all goodwill associated with all of the foregoing.

“International Plan” means any Employee Plan that is maintained by the Company or any of its Subsidiaries primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States.

“Investment Canada Act” means the Investment Canada Act and the regulations promulgated thereunder, as amended.

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s executive officers; provided, however, that “knowledge” of the Company means the actual knowledge of the individuals listed in Section 1.01(a) of the Company Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, hypothec, hypothecation, pledge, charge, security interest, royalty interest, encumbrance, defect of title, adverse claim or other arrangement having the effect of providing security of any kind in respect of such property or asset.

“Marketing Period” means the first period of 18 consecutive calendar days commencing after the date of this Agreement (i) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant (for the avoidance of doubt, if at any time during the Marketing Period the Required Financial Information provided at the commencement of the Marketing Period is not or ceases to be Compliant, then the Marketing Period shall be deemed not to have commenced until Parent shall have received Required Financial Information that is Compliant) and (ii) (A) the last day of which corresponds with the then-scheduled Offer Expiration Time and (B) throughout and at the end of which the conditions set forth in Annex A are satisfied (other than (x) the Minimum Tender Condition and the Required Approvals Condition, subject to the satisfaction of the Minimum Tender Condition and the Required Approvals Condition as of the last day of such period, (y) the condition in clause (j) of Annex A and (z) those other conditions that by their nature are to be satisfied at the Acceptance Time, but subject to their satisfaction or, to the extent permitted by Applicable Law, waiver at the Acceptance Time) and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such 18 consecutive calendar day period; provided, that July 4, 2021 and July 5, 2021 shall not constitute days for purposes of such 18 consecutive calendar day period (provided, however, that such exclusion shall not restart such period) ; provided, further, that (x) the Marketing Period shall end on any earlier date prior to the expiration of the 18 consecutive calendar day period described above if the Debt Financing is closed on such earlier date and (y) the Marketing Period shall not be deemed to have commenced if, after the date of this Agreement and prior to the completion of such 18 consecutive calendar day period: (A) the Company’s independent accountant shall have withdrawn its audit opinion with respect to any audited financial statements that are included in the Required Financial Information or announced its intention to do so, in which case the Marketing Period shall not be deemed to commence until a new unqualified audit opinion is issued with respect to such audited financial statements of the Company for the applicable periods by such independent accountant or another national or regional independent public accounting firm reasonably acceptable to Parent (except any “big four” accounting firms will be deemed acceptable), (B) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in the Required Financial Information or any such restatement is under active consideration, in which case, the Marketing Period shall not be deemed to commence until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required in accordance with GAAP, (C) any Required Financial Information would not be Compliant at any time during such 18 consecutive calendar day period, in which case the Marketing Period shall not be deemed to commence until Parent shall have received Required Financial Information that is Compliant and meets the requirement of “Required Financial Information”, or (D) the Company shall have failed to file any Report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC pursuant to the 1934 Act in accordance with the periods required by the 1934 Act, in which case (1) in the case of failure to file a Form 10-K or Form 10-Q, the Marketing Period shall not commence or be deemed to commence unless and until such reports have been filed and (2) in the case of failure to file a Form 8-K, the Marketing Period shall toll until such report has been filed; provided, that if the failure to file such report occurs during the final five days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period shall be no earlier than the fifth Business Day after such report has been filed. If at any time the Company shall in good faith believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in the foregoing clause (i) to deliver the Required Financial Information will be deemed to have been satisfied as of the date of delivery specified in such notice (so long as such notice is delivered within two (2) Business Days of such date, or otherwise as of the date of such notice), unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information on such date and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered). “Material Adverse Effect” means an event, occurrence, development, circumstance, change or effect that has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (i)  changes in the financial, securities, credit, debt, banking or other capital markets or conditions (including changes therein) or foreign or domestic economic, financial, regulatory, legislative, political or social conditions (including changes therein), (ii) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate or to the industries to which the Company and its Subsidiaries sell their products and services, including changes in interest and exchange rates or commodity pricing, in the United States or any other jurisdiction in which the Company or its Subsidiaries operate, (iii) geopolitical conditions, the occurrence, escalation, outbreak or worsening of hostilities, acts of war (whether or not declared), tariffs, trade wars, transportation delays (including work stoppages or port closures), cyber-attacks, acts of armed hostility, sabotage, civil unrest, protests and public demonstrations, insurrection, domestic or international terrorism or national or international calamity or other occurrences of instability, (iv) any (1) plagues, pandemics (including SARS-CoV-2 or COVID-19 (collectively, “COVID-19”)) or any escalation or worsening or subsequent waves thereof, epidemics or other outbreaks of diseases or public health events, or (2) hurricane, tornado, tsunami, flood, volcanic eruption, earthquake, nuclear incident, weather conditions or other natural or man-made disaster or other force majeure event, (v) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar laws, directives, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or other reasonable actions taken, in each case, in connection with or in response to COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (all of the foregoing, “COVID-19 Measures”), (vi) changes or prospective changes in Applicable Law, Tax or GAAP or authoritative interpretation or enforcement thereof on or after the date hereof, (vii) any failure, in and of itself, of the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, guidance, estimates or predictions in respect of revenues, earnings or other financial or operating metrics or other matters before, on or after the date hereof, or changes or prospective changes in the market price or trading volume of the securities of such Person or the credit rating of the Company (whether made by the Company or third parties) (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Material Adverse Effect if such facts are not otherwise excluded under this definition), (viii) any seasonal fluctuations materially consistent with historical seasonal fluctuations affecting the business of the Company and its Subsidiaries, (ix) the identity of, or any facts or circumstances relating to Parent, Merger Subsidiary or their respective Affiliates, (x) the negotiation, announcement, pendency or consummation of the Transactions, including any loss or change in relationship with any supplier, vendor, reseller, customer, distributor, lender, employee, investor, venture partner or other business partner of the Company or its Subsidiaries (other than for the purpose of any representation or warranty in respect of a Material Contract with any such counterparty contained in Section 4.04), (xi) any litigation, suit, action or proceeding in respect of this Agreement or the other Transaction Documents (or the transactions contemplated hereby or thereby), or the Offer Documents (including breach of fiduciary duty and disclosure claims), and (xii) (1) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent or Merger Subsidiary or (2) compliance by the Company or any of its Subsidiaries with the express terms of, or the taking by the Company or any of its Subsidiaries of any action expressly required by, this Agreement (including Section 8.07(h)), or the failure by the Company or any of its Subsidiaries to take any action expressly prohibited by this Agreement (other than the obligations to operate in the ordinary course or restrictions on taking certain actions pursuant to Section 6.01); except, in the case of clauses (ii) through (vi), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“Nasdaq” means The Nasdaq Global Select Market.

“No Action Letter” means a letter from the Commissioner advising that he does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transactions.

“Order” means any judgment, order or decree of a Governmental Authority of competent jurisdiction.

“Parent Material Adverse Effect” means any event, occurrence, development, circumstance, change or effect that prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (i) the consummation by Parent or Merger Subsidiary of the Offer, the Merger or any of the other transactions contemplated by this Agreement on a timely basis or (ii) the compliance by Parent or Merger Subsidiary of its obligations under this Agreement in any material respect.

“Permits” means all approvals, authorizations, registrations, licenses, exemptions, permits and consents of Governmental Authorities.

“Permitted Liens” means (i) Liens for Taxes that are not delinquent or that may thereafter be paid without interest or penalty, or that are being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP, (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government Contracts, performance and return of money bonds and similar obligations, (iv) zoning, building and other similar codes and regulations, (v) any conditions that would be disclosed by a current, accurate survey or physical inspection, (vi) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any property leased by the Company or any of its Subsidiaries and subordination or similar agreements relating thereto, (vii) non-exclusive licenses granted under Intellectual Property in the ordinary course of business, (viii) Liens set forth on Section 1.01(b) of the Company Disclosure Letter provided that any Liens securing indebtedness for borrowed money shall be released on or prior to the Closing Date, (ix) Liens set forth on Section 1.01(c) of the Company Disclosure Letter and (x) Liens, defects or irregularities in title, easements, rights-of-way, covenants, restrictions and other similar matters, in each case, that would not reasonably be expected to, individually or in the aggregate have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, unlimited liability company, association, person (including as defined in Section 13(d) of the 1934 Act), trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Information” means information which may be used to identify, or which relates to, describes, or is reasonably capable of being associated with or linked to, a natural person or household, and includes an individual’s combined first and last name in combination with social security number or other Governmental Authority-issued identifier (including state identification number, tax identification number, driver’s license number, or passport number), biometric data, medical or health information, credit card or other financial information (including bank account information).

“Registered IP” means all registered Intellectual Property and applications therefor.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal or discharge into or through the environment.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the 1933 Act in order for the Company to consummate the offerings of high-yield debt securities contemplated by the Debt Commitment Letters (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) (A) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Debt Financing Sources) to the extent that such information is required in connection with the Debt Financing or of the type and form customarily included in (I) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letters or (II) an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the 1933 Act or (B) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum, in each case of clauses (i) and (ii), assuming that such offering or syndication of the credit facilities or debt securities were consummated at the same time during the Company’s fiscal year as such offering or syndication will be made. Notwithstanding anything to the contrary in this definition, nothing will require the Company to provide (or be deemed to require the Company to prepare) any Excluded Information.

“Sanctioned Country” means any country or region that is the target or subject of comprehensive territorial-based economic sanctions, trade restrictions, or any other applicable Sanctions Laws of the United States or Canada.

“Sanctioned Person” means any Person that is the target or subject of economic sanctions, trade restrictions, other applicable Sanctions Laws or any other similar restrictions imposed by the United States or any other Governmental Authority having jurisdiction over the Company or any Subsidiary from time to time, including (i) any Person identified in any sanctions list maintained by the U.S. government, including the U.S. Department of Treasury, Office of Foreign Assets Control, the U.S. Department of Commerce, Bureau of Industry and Security, and the U.S. Department of State; (ii) any Person identified in any sanctions list maintained by the Canadian government, including Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the Canadian Nuclear Safety Commission, the Canada Border Services Agency, or on any list of “listed”, “named” or “designated” persons under any Canadian Sanctions Law, (iii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country; and (iv) any Person directly or indirectly majority owned or controlled by or acting for the benefit or on behalf of a person described in clauses (i), (ii) or (iii).

“Sanctions Laws” means all Applicable Laws concerning embargoes, economic sanctions, export or import controls or restrictions, the ability to make or receive international payments, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the Bureau of Industry and Security of the U.S. Department of Commerce, the U.S. Department of State, Global Affairs Canada, Public Safety Canada, the Department of Justice Canada, the Canadian Nuclear Safety Commission, the Canada Border Services Agency and including, for greater certainty, the applicable administrator of all Canada Sanctions Laws.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Share” means each share of Company Common Stock.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any and all federal, state, local or foreign tax, fees, levies or other like assessment or charge, in each case, in the nature of a tax, including any income, alternative minimum or add on tax, estimated, gross income, gross receipts, sales, use, provincial sales, goods and services, harmonized sales, transfer, transactions, intangibles, ad valorem, value added, franchise, license, capital, paid up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, governmental pension plan, social security (or similar, including FICA), employment, employer health, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, windfall profit, environmental, customs, duties, disability, registration, or other tax of any kind, together with any interest, penalty, or addition to tax imposed, assessed or collected by any Taxing Authority, in each case whether disputed or not.

“Tax Return” means any return, report, election, declaration, disclosure, claim for refund, information return or statement (including any estimated tax or information return or report) relating to Taxes filed or required to be filed with any Taxing Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Authority (domestic or foreign) having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tender and Support Agreement” means the tender and support agreement, dated as of the date of this Agreement, entered into by and among certain stockholders of the Company and Parent, attached as Annex C.

“Third Party” means any Person other than Parent or any of its Affiliates.

“Transaction Documents” means this Agreement and any other agreement executed and delivered in connection with this Agreement on the date hereof.

“Union” means any union, works council or other employee representative body.

“U.S. Plan” means any Employee Plan that is not an International Plan.

“Willful and Material Breach” means, with respect to any representation, warranty, agreement or covenant in this Agreement, a deliberate action or omission intentionally undertaken by the breaching party (i) where the breaching party knows (or such party acting reasonably should have known) such action or omission is or would result in a breach of such representation, warranty, agreement or covenant and (ii) such action or omission constitutes a material breach of this Agreement.

(b)       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	Section 6.03(i)(i)
Acceptance Time	Section 2.01(d)
Adverse Recommendation Change	Section 6.03(c)
Agreement	Preamble
Aggregate Consideration	Section 5.06(a)
Antitrust Authority	Section 8.01(c)
Antitrust Laws	Section 8.01(b)
Antitrust Prohibition	Section 8.01(c)
Appraisal Shares	Section 2.06
Bankruptcy and Equity Exception	Section 4.02
Capex Budget	Section 6.01(b)
Certificates	Section 2.05(b)
Certificate of Merger	Section 2.03(c)
Claim	Section 7.02(b)
Closing	Section 2.03(b)
Closing Date	Section 2.03(b)
Company	Preamble
Company Balance Sheet	Section 4.11
Company Balance Sheet Date	Section 4.11
Company Board	Recitals
Company Board Recommendation	Recitals
Company Common Stock	Recitals
Company Cooperation Covenant	Section 8.07(a)
Company Debt Issuer	Section 1.01
Company Impairment Effect	Section 4.01(b)
Company LTI Award	Section 2.07(f)
Company LTI Payment Amount	Section 2.07(f)
Company MSU	Section 2.07(e)
Company MSU Merger Consideration	Section 2.07(e)
Company Employees	Section 7.03(a)
Company Preferred Stock	Section 4.05(a)
Company PSU	Section 2.07(d)
Company PSU Merger Consideration	Section 2.07(d)
Company Related Parties	Section 11.05(e)
Company Restricted Share	Section 2.07(b)
Company RSU	Section 2.07(c)
Company RSU Merger Consideration	Section 2.07(c)
Company SEC Documents	Section 4.07(a)
Company Securities	Section 4.05(b)
Company Stock Option	Section 2.07(a)
Company Subsidiary Securities	Section 4.06(c)
Company’s Notice	Section 10.01(d)(iii)
COVID-19	Section 1.01(a)
COVID-19 Measures	Section 1.01(a)

Term	Section
Cut Off Date	Section 6.03
Debt Financing	Section 5.06(a)
Debt Offer	Section 8.07(h)(i)
Debt Offer Documents	Section 8.07(h)(i)
Depository Agent	Section 2.05(a)
Divestiture Action	Section 8.01(c)
DOL	Section 4.17(b)
Effective Time	Section 2.03(c)
Employee Plan	Section 4.17(a)
Equity Commitment Letter	Recitals
Equity Financing	Section 5.06(a)
Failure Notice Period	Section 10.01(d)(iii)
Financing	Section 5.06(a)
Financing Letters	Section 5.06(a)
Foreign Antitrust Laws	Section 4.03
Indemnified Person	Section 7.02(a)
Internal Controls	Section 4.07(f)
In-the-Money Company Stock Option	Section 2.07(a)
In-the-Money Company Stock Option Merger Consideration	Section 2.07(a)
Investors	Recitals
IRS	Section 4.17(b)
IT Systems	Section 4.15(h)
Lease	Section 4.14(b)
Leased Real Property	Section 4.14(b)
Limited Guarantee	Section 5.06(f)
Major Supplier	Section 4.22
Material Contract	Section 4.21(b)
Maximum Tail Premium	Section 7.02(c)
Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Subsidiary	Preamble
Minimum Tender Condition	Annex A
Multiemployer Plan	Section 4.17(c)
Non-Party Affiliates	Section 11.15
No-Shop Period Start Date	Section 6.03(a)
No-Shop Period Start Date Condition	Annex A
Offer	Recitals
Offer Condition	Section 2.01(b)
Offer Documents	Section 2.01(f)
Offer Expiration Time	Section 2.01(c)
Offer Price	Recitals
Option Exercise Price	Section 2.07(a)
Outside Date	Section 10.01(b)(i)
Owned Real Property	Section 4.14(a)
Parent	Preamble
Paying Agent	Section 2.05(a)

Term	Section
Payoff Letters	Section 8.07(j)
Parent Related Parties	Section 11.05(c)
Payment Fund	Section 2.05(a)
Performance-Vested MSU	Section 2.07(e)
Processing	Section 4.15(g)
Redemption	Section 8.07(h)
Reference Time	Section 4.05(a)
Required Amount	Section 5.06(a)
Solvent	Section 5.10
Superior Proposal	Section 6.03(i)(ii)
Surviving Corporation	Section 2.03(d)
Termination Condition	Annex A
Transactions	Recitals
Trustee	Section 8.07(h)
Uncertificated Shares	Section 2.05(b)

Article 2
The Offer and the Merger

Section 2.01.     The Offer.

(a)         Commencement of the Offer. Unless this Agreement shall have been terminated in accordance with Section 10.01, as promptly as practicable after the execution and delivery of this Agreement and in no event later than ten (10) Business Days after the date of this Agreement, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, commence (within the meaning of Rule 14d-2 promulgated by the SEC under the 1934 Act) the Offer to purchase any (subject to the Minimum Tender Condition) and all of the Shares at a price per share equal to the Offer Price to the holder of such Shares in cash, without interest, on the terms and subject to the conditions set forth in this Agreement.

(b)         Terms and Conditions to the Offer. The obligations of Merger Subsidiary to, and of Parent to cause Merger Subsidiary to, irrevocably accept for purchase, and pay for, all Shares tendered pursuant to the Offer are subject only to the conditions set forth in Annex A (collectively, the “Offer Conditions”) and the other terms and conditions of this Agreement. Merger Subsidiary expressly reserves the right (but is not obligated to), at any time and from time to time, in its sole discretion to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price) in each case only (and Merger Subsidiary shall not do so except) in a manner not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Merger Subsidiary shall not (i) reduce the number of Shares sought pursuant to the Offer, (ii) reduce the Offer Price (except to the extent required pursuant to Section 2.01(h)), (iii) amend, modify, supplement or waive the Minimum Tender Condition, the Termination Condition or the No-Shop Period Start Date Condition, (iv) add to or supplement any other Offer Condition, (v) directly or indirectly amend or modify any other term of the Offer in any manner that would, individually or in the aggregate, adversely affect, or would reasonably be expected to adversely affect, any holder of Company Common Stock, impair the ability of Parent or Merger Subsidiary to consummate the Offer or, except to effect an extension of the Offer that is expressly permitted hereunder in accordance with the terms hereof, prevent or delay the consummation of the Offer or the Merger, (vi) extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by Section 2.01(c)), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the 1934 Act.

(c)               Expiration and Extension of the Offer. The expiration date and time of the Offer, as the same may be extended from time to time in accordance with the terms of this Agreement, is hereinafter referred to as the “Offer Expiration Time.” The initial Offer Expiration Time shall be one minute after 11:59 p.m. (New York City time) on the date that is twenty (20) business days (determined pursuant to 1934 Act Rule 14d-1(g)(3)) following commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer. Subject to the parties’ respective rights to terminate the Agreement pursuant to Section 10.01 (which shall not be impaired, limited or otherwise restricted hereby) and notwithstanding anything to the contrary in this Agreement:

(i)                Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) extend the Offer for any period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq (including in order to comply with 1934 Act Rule 14e-1(b) in respect of any change in the Offer Price) or as may be necessary to resolve any comments of the SEC or the staff or Nasdaq, in each case, as applicable to the Offer, the Schedule 14D-9 or the Offer Documents; and

(ii)               if, as of any then-scheduled Offer Expiration Time, any Offer Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) is not satisfied and has not been waived in accordance with the terms hereof, Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) extend the Offer on one or more occasions in consecutive increments of up to ten (10) business days (determined pursuant to 1934 Act Rule 14d-1(g)(3)) each (or such longer or shorter period as the parties hereto may agree in writing), but if the sole such unsatisfied Offer Condition is the Minimum Tender Condition, Merger Subsidiary shall not be required to (and Parent shall not be required to cause Merger Subsidiary to), extend the Offer for more than five (5) occasions in consecutive periods of five (5) Business Days each (or such longer or shorter period as the parties hereto may agree in writing); provided, however, that if, as of any then-scheduled Offer Expiration Time, all of the Offer Conditions other than the No-Shop Period Start Date Condition (and other than those conditions that by their nature are to be satisfied at the Offer Expiration Time) have been satisfied or waived in accordance with the terms hereof, Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) extend the Offer until one minute after 11:59 p.m. (New York City time) on the day prior to the No-Shop Period Start Date or, if such date is not a Business Day, the first Business Day thereafter; and

(iii)              if, as of a then-scheduled Offer Expiration Time (x) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Acceptance Time and which conditions would be capable of being satisfied as of such then-scheduled Offer Expiration Time), (y) the full amount of the Debt Financing (including any high yield notes contemplated under the Debt Commitment Letters issued in lieu of all or a portion of the bridge facilities contemplated under the Debt Financing) necessary to pay the Required Amount has not been funded and will not be available to be funded at the consummation of the Offer and at the Closing (other than as a result of a breach or failure to perform by Parent or Merger Subsidiary of any of their representations, warranties or covenants set forth in Section 5.06 and Section 8.07) and (z) Parent and Merger Subsidiary have provided the Company with written notice at least one (1) Business Day prior to such then-scheduled Offer Expiration Time indicating that Parent and Merger Subsidiary intend to extend the Offer pursuant to this Section 2.02(c)(iii) (an “Offer Extension Notice”) and, in such Offer Extension Notice, Parent and Merger Subsidiary have each irrevocably acknowledged and agreed that:

(A)             the Company may, at and at any time following the initial extension of the Offer pursuant to this Section 2.01(c)(iii), terminate this Agreement pursuant to and in accordance with Section 10.01(d)(iv) (it being understood and agreed that all conditions to the Company’s right to terminate this Agreement pursuant to and in accordance with Section 10.01(d)(iv) (other than the conditions set forth in clauses (C) and (D) of Section 10.01(d)(iv)) shall be deemed irrevocably satisfied and waived pursuant to such Offer Extension Notice at all times after the initial extension of the Offer pursuant to this Section 2.01(c)(iii)) and receive the Parent Termination Fee pursuant to and in accordance with Section 11.05(b); and

(B)              if the Offer is extended pursuant to this Section 2.02(c)(iii), then solely with respect to Merger Subsidiary’s obligation, and Parent’s obligation to cause Merger Subsidiary, to consummate the Offer as so extended pursuant to this Section 2.02(c)(iii), including to accept and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer and in accordance with this Section 2.01, the Offer Conditions set forth in clauses (d)(iii), (e) (other than fraud or Willful and Material Breach following the date of delivery of such notice), (f), (g) (in respect of clauses (d)(iii), (e) and (g) of Annex A), and (j) of Annex A will be deemed to have been irrevocably satisfied or waived from and at all times after the initial extension of the Offer pursuant to this Section 2.01(c)(iii), then, after receipt of such Offer Extension Notice, (i) unless the Company elects to terminate this Agreement in accordance with Section 10.01(d)(iv) (after giving effect to the deemed satisfaction of all conditions in Section 10.01(d)(iv) (other than the conditions set forth in clauses (C) and (D) thereof)), Merger Subsidiary may extend the Offer for one or any number of successive periods of up to five (5) business days per extension (each such period to end at 11:59 p.m. Eastern Time on the last business day of such period), the length of each such period to be determined by Parent in its sole discretion, in order to permit the funding of the full amount of the Debt Financing necessary to pay the Required Amount and (ii) if the Offer is so extended pursuant to this Section 2.01(c)(iii), then, notwithstanding anything to the contrary in this Agreement or any Transaction Document, from and at any time after the initial extension of the Offer pursuant to this Section 2.01(c)(iii), the Company may terminate this Agreement pursuant to Section 10.01(d)(iv) (and without the need to satisfy any of the provisions thereof (other than the provisions set forth in clauses (C) and (D) of Section 10.01(d)(iv)) and regardless of whether any Offer Condition is then satisfied) and receive the Parent Termination Fee pursuant to and in accordance with Section 11.05(b), provided, that without the Company’s prior written consent, Merger Subsidiary shall not extend the Offer, and without Parent’s prior written consent, Merger Subsidiary shall not be required (and Parent shall not be required to cause Merger Subsidiary) to extend the Offer, in each case, beyond the earlier of 11:59 p.m. (New York City time) on the Outside Date or the valid termination of this Agreement in accordance with Section 10.01.

(d)         Consummation of the Offer; Payment.

(i)               On the terms and subject to the conditions of the Offer and this Agreement, Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) consummate the Offer, irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Offer Expiration Time, but in any event prior to 9:00 a.m. (New York City time) on the Business Day immediately following the Offer Expiration Time (the date and time of acceptance for payment, the “Acceptance Time”). Merger Subsidiary shall not permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures.

(ii)              Merger Subsidiary shall (and Parent shall cause Merger Subsidiary to) promptly after the Acceptance Time (and in any event, within two (2) Business Days after the Acceptance Time) pay for such Shares validly tendered and not validly withdrawn pursuant to the Offer. Parent shall provide or cause to be provided to Merger Subsidiary on a timely basis the funds necessary to purchase any Shares that Merger Subsidiary becomes obligated to purchase pursuant to the Offer. The Offer Price shall be paid to the holder of each Share in cash, without interest, upon the terms and subject to the conditions of the Offer.

(e)         Termination of the Offer. Parent and Merger Subsidiary shall not terminate the Offer or permit the Offer to be terminated prior to the Offer Expiration Time (as it may be extended and re-extended in accordance with this Agreement), unless and until this Agreement is validly terminated in accordance with Section 10.01. In the event that this Agreement is validly terminated pursuant to Section 10.01 prior to any scheduled expiration of the Offer, Merger Subsidiary shall, and Parent shall cause Merger Subsidiary to, promptly (but in any event not more than one (1) Business Day after such termination), irrevocably and unconditionally terminate the Offer and Merger Subsidiary shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Subsidiary or if this Agreement is validly terminated in accordance with Section 10.01 prior to the Acceptance Time, Merger Subsidiary shall promptly return (and in any event within one (1) Business Day), and shall cause any depository acting on behalf of Merger Subsidiary to return, all tendered Shares to the record holders thereof in accordance with Applicable Law.

(f)          Offer Documents. On the date of commencement of the Offer (determined pursuant to 1934 Act Rule 14d-2), Parent and Merger Subsidiary shall (i) file with the SEC, in accordance with 1934 Act Rule 14d-3, a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall contain an offer to purchase and a related letter of transmittal, summary advertisement and other ancillary offer documents pursuant to which the Offer will be made (such Schedule TO and documents, together with any exhibits, supplements or amendments thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares, in each case, as and to the extent required by Applicable Law. The Company shall promptly furnish Parent and Merger Subsidiary with all information concerning the Company and its stockholders required by the 1934 Act or other Applicable Law to be set forth in the Offer Documents and all other information concerning the Company and its stockholders as reasonably requested by Parent and Merger Subsidiary for inclusion in the Offer Documents and, subject to Section 6.03, shall allow Parent and Merger Subsidiary to include the Company Board Recommendation in the Offer Documents. Parent and Merger Subsidiary shall cause the Offer Documents to comply in all material respects with the requirements of Applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no covenant is made by Parent or Merger Subsidiary with respect to information supplied by or on behalf of the Company in writing for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Subsidiary and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information is or shall have become false or misleading in any material respect, and each of Parent and Merger Subsidiary shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case, as and to the extent required by Applicable Law. The Company and its counsel shall be given a reasonable opportunity to review and comment upon the Offer Documents and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the holders of Shares and Parent and Merger Subsidiary shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Subsidiary shall (A) provide the Company and its counsel any written comments or other communications that Parent, Merger Subsidiary or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments (and shall give the Company and its counsel prompt notice of any material discussions with or oral comments received from the SEC staff), (B) provide the Company and its counsel a reasonable opportunity to review and comment upon the proposed responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, (C) give reasonable and good faith consideration to any comments made by the Company and its counsel on any such proposed responses and (D) to the extent reasonably practicable, provide the Company and its counsel a reasonable opportunity to participate in any material discussions with the SEC or its staff concerning such comments. Subject to the foregoing, Parent and Merger Subsidiary shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents.

(g)         Notification of Offer Status. Parent shall use its reasonable best efforts to keep the Company reasonably informed on a reasonably current basis of the status of the Offer, including with respect to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and with respect to any material developments with respect thereto and, upon the Company’s written request, use its reasonable best efforts to provide the Company as soon as practicable with the most recent report then available from the Depository Agent detailing the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

(h)         Adjustments. The (i) Offer Price and (ii) Merger Consideration shall be adjusted appropriately (to achieve the same economic effect as contemplated by this Agreement) to reflect any reclassification, recapitalization, stock split (including a reverse stock split), combination, exchange, readjustment of shares, stock dividend, stock distribution or other similar transaction occurring after the date of this Agreement and prior to (A) the payment by Merger Subsidiary for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration).

Section 2.02.     Company Actions.

(a)         Approval. The Company agrees that no Shares held by the Company or any of its Subsidiaries (other than any such shares held on behalf of third parties) will be tendered pursuant to the Offer.

(b)         Schedule 14D-9. On the date the Offer Documents are initially filed with the SEC, unless this Agreement shall have been terminated in accordance with Section 10.01, as promptly as practicable after the filing of the Schedule TO with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, together with any exhibits, supplements or amendments thereto, the “Schedule 14D-9”) and, subject to Section 6.03, shall include in the Schedule 14D-9, the Company Board Recommendation. The Company shall (i) include in the Schedule 14D-9 a notice of appraisal rights in compliance with Section 262 of the DGCL and (ii), subject to Parent and Merger Subsidiary’s compliance in all material respect with the terms of Section 2.01(f), cause the Schedule 14D-9 to be disseminated to holders of Shares as and to the extent required by Rule 14d-9 promulgated under the 1934 Act and any other Applicable Law, including by setting the date of the list used to determine the persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. Parent and Merger Subsidiary shall promptly furnish the Company with all information concerning the Investors, Parent and Merger Subsidiary required by the 1934 Act to be set forth in the Schedule 14D-9, and all other information concerning the Investors, Parent and Merger Subsidiary as reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the requirements of Applicable Law and, on the date first filed with the SEC and on the date first published, sent or given to the holders of Shares, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Subsidiary in writing for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Company, Parent and Merger Subsidiary shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the holders of Shares, in each case as and to the extent required by Applicable Law. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, and other than in connection with an Adverse Recommendation Change, (x) Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Schedule 14D-9 and any amendments and supplements thereto prior to filing such documents with the SEC or dissemination of such documents to the holders of Shares and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel and (y) the Company shall (A) provide Parent and its counsel any written comments or other communications that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments (and shall give Parent and its counsel prompt notice of any oral comments received from the SEC staff), (B) provide Parent and its counsel a reasonable opportunity to review and comment upon the proposed responses to any such comments and a copy of any proposed written responses thereto prior to the filing thereof, (C) give reasonable and good faith consideration to any comments made by Parent and its counsel on any such proposed responses and (D) to the extent reasonably practicable, provide Parent and its counsel a reasonable opportunity to participate in any material discussions with the SEC or its staff concerning such comments. Subject to the foregoing, the Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c)         Stockholder Lists. In connection with the Offer, the Company shall instruct its transfer agent to furnish Merger Subsidiary (i) promptly after the date of this Agreement and (ii) from time to time thereafter as reasonably requested by Parent prior to the commencement of the Offer, with a list of its stockholders and mailing labels containing the names and addresses of the record holders of Shares as of the most recent practicable date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession regarding the beneficial owners of the Shares, and shall furnish to Merger Subsidiary such information and reasonable assistance (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to the holders of Shares. Subject to Applicable Law, and except for such steps as are necessary to communicate the Offer to the holders of Shares, Parent and Merger Subsidiary and their Representatives shall (x) hold in confidence such lists, files and information and will use such information only in connection with the Offer and the Merger in accordance with the terms of this Agreement and (y) if this Agreement is terminated, promptly either deliver to the Company or destroy, and shall cause their Representatives to deliver to the Company or destroy, all copies and any extracts or summaries of such information then in their possession or control and notify the Company that all such material has been so returned or destroyed.

Section 2.03.     The Merger.

(a)         The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) thereof), at the Effective Time, Merger Subsidiary shall be merged with and into the Company. The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL.

(b)         Closing. Unless this Agreement shall have been terminated in accordance with Section 10.01, subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions to Closing set forth in Article 9 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction or, to the extent permitted by Applicable Law, waiver at the Closing), and the provisions of this Agreement and pursuant to the DGCL (including Section 251(h) thereof), the closing of the Merger (the “Closing”) will take place as promptly as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the date of, and immediately following, the acceptance by Merger Subsidiary and payment for the Shares tendered in the Offer, (i) at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199, (ii) remotely by exchange of documents and signatures (or their electronic counterparts) or (iii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing (the date on which the Closing occurs, the “Closing Date”).

(c)         Effective Time. On the Closing Date, the Company, Parent and Merger Subsidiary shall (i) file an executed certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and make all other filings or recordings required by the DGCL in connection with the Merger and (ii) take all other necessary or appropriate action to cause the Merger to be effected under Section 251(h) of the DGCL without the adoption of this Agreement by the stockholders of the Company. The Merger shall become effective at the time (the “Effective Time”) that the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (or at such later time as may be specified in the Certificate of Merger).

(d)         Effects of the Merger. As a result of the Merger, (i) the separate corporate existence of Merger Subsidiary shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and (ii) the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL, including Section 251(h) thereof. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

Section 2.04.     Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Subsidiary, the Company or the holders thereof:

(a)         Conversion of Shares. Each Share outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Merger Subsidiary in the Offer, any Excluded Shares and any Appraisal Shares, shall be canceled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each share shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.05(b), without interest.

(b)        Cancellation of Excluded Shares. Each Share held by the Company as treasury stock or owned by any direct or indirect wholly-owned Subsidiary of the Company and each Share owned by Merger Subsidiary, Parent or any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Merger Subsidiary in the Offer) shall be canceled, and no payment shall be made with respect thereto;

(c)         Shares of Merger Subsidiary. Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.05.     Surrender and Payment.

(a)         Depository Agent; Paying Agent. Prior to the Acceptance Time, Parent shall (i) appoint a bank or trust company approved (such approval not to be unreasonably withheld, conditioned or delayed) in advance by the Company to act as agent (the “Depository Agent”) pursuant to a depositary agreement, in form and substance reasonable acceptable to the Company, for the holders of Shares tendered in the Offer to receive the aggregate Offer Price to which such holders of such Shares shall become entitled pursuant to Section 2.01(d) and to act as agent (the “Paying Agent”) for the purpose of effecting payments to the holders of Shares entitled to receive the Merger Consideration, and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent for the receipt of such aggregate Offer Price and payment of the aggregate Merger Consideration in accordance with this Agreement. Parent shall deposit, or shall cause to be deposited, promptly following the expiration of the Offer and in any event, prior to the time for payment required pursuant to Section 2.01(d)(ii) with the Depository Agent, for the benefit of the holders of Shares irrevocably accepted for purchase by Merger Subsidiary in the Offer, cash in an amount sufficient to pay the aggregate Offer Price required to be paid pursuant to Section 2.01(d) (the “Offer Payment Fund”). Immediately prior to or at the Effective Time, Parent shall deposit, or shall cause to be deposited with the Paying Agent, for the benefit of the holders of Shares issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Merger Subsidiary in the Offer, any Excluded Shares and any Appraisal Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.04(a) (such cash deposited pursuant to this sentence, collectively, with the Offer Payment Fund, being hereinafter referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Depository Agent or Paying Agent, as applicable, as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank which are then publicly available), or a combination of the foregoing. Any net profit resulting from, or interest or income produced by, such investments shall be payable to the Surviving Corporation; provided, that no such investment or losses shall affect the amounts payable to the holders of Shares. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Offer Price and the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

(b)         Exchange Procedures. Promptly after the Effective Time (and in no event later than two (2) Business Days thereafter), Parent shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.04(a): (i) a letter of transmittal (which shall be in customary form reasonably acceptable to the Company prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent); and (ii) instructions for use in effecting the surrender of the certificates evidencing such Shares (each, a “Certificate” and, together, the “Certificates”) or the non-certificated Shares represented by book-entry (“Uncertificated Shares”) in exchange for the Merger Consideration. Upon surrender of Certificates (or effective affidavits of loss in lieu thereof and delivery of a bond in a reasonable amount, if reasonably required, in each case pursuant to Section 2.09) to the Paying Agent for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (and such other documents as may customarily be required by the Paying Agent), the holder of such Shares shall be entitled to receive in exchange therefor the Merger Consideration which such holder has the right to receive pursuant to Section 2.04(a), and the Certificates so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate or Uncertificated Share so surrendered is registered if the Certificate or Uncertificated Share representing such Shares shall be presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or Uncertificated Share or establish to the reasonable satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.05 each Certificate or Uncertificated Share shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to which the holder of such Certificate or Uncertificated Share is entitled pursuant to this Article 2. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares pursuant to the provisions of this Article 2. Notwithstanding anything to the contrary in this Section 2.05 any holder of Uncertificated Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article 2. In lieu thereof, each registered holder of one or more Uncertificated Shares shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably require) be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after receipt of such agent’s message (or such other evidence, if any, as the Paying Agent may reasonably require), the Merger Consideration for each Uncertificated Share.

(c)         No Further Rights. From and after the Effective Time, holders of Shares shall cease to have any rights as stockholders of the Company, except as provided herein or by Applicable Law.

(d)         Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the former holders of Shares twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of Shares who have not theretofore complied with this Section 2.05 shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claim for the Merger Consideration. Any portion of the Payment Fund remaining unclaimed by holders of Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by Applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding anything to the contrary herein, none of Parent, the Surviving Corporation or the Paying Agent or any of their respective Affiliates shall be liable to any person in any way whatsoever in respect of any Merger Consideration delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar law.

(e)               Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. On or after the Effective Time, any Certificates or Uncertificated Shares presented to the Paying Agent or Parent for any reason shall be canceled against delivery of the Merger Consideration to which the holders thereof are entitled pursuant to Section 2.04(a).

Section 2.06.     Appraisal Shares. Notwithstanding Section 2.04, Shares issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) and held by a holder that is entitled to demand appraisal and shall have properly exercised appraisal rights in respect of such shares in accordance with the DGCL (such shares being referred to collectively as the “Appraisal Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive the Merger Consideration but instead the holders thereof shall be entitled to payment of the appraised value of such shares in accordance with the DGCL; provided, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to the DGCL, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.04(a), without interest thereon, upon surrender of such Certificate formerly representing such share or transfer of such Uncertificated Share, as the case may be. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of Shares, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to participate in all negotiations and proceedings with respect to such demands under the DGCL consistent with the obligations of the Company thereunder and after the Effective Time, Parent shall have the opportunity and right to direct all such negotiations and proceedings. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or voluntarily offer to settle or settle, any such demands.

Section 2.07.     Company Equity Awards.

(a)               At or immediately prior to the Effective Time, each option to purchase Shares outstanding under any Company Stock Plan (a “Company Stock Option”) that has an exercise price per Share underlying such Company Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, shall be canceled and converted into the right to receive an amount in cash determined by multiplying (A) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Company Stock Option by (B) the number of Shares subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Merger Consideration”). Parent shall cause the Surviving Corporation or an Affiliate to pay the In-the-Money Company Stock Option Merger Consideration to the holder of the applicable In-the-Money Company Stock Option at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time). At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is equal to or greater than the Merger Consideration, whether or not exercisable or vested, shall be canceled without payment.

(b)               At or immediately prior to the Effective Time, each Share granted subject to vesting or other lapse restrictions under any Company Stock Plan (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the Merger Consideration in accordance with Section 2.04(a) and under the same terms and conditions as apply to the receipt of the Merger Consideration by holders of Company Common Stock generally.

(c)                At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares granted under a Company Stock Plan subject to vesting conditions based solely on continued employment or service to the Company or any of its Subsidiaries (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount in cash equal to (A) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (B) the Merger Consideration (such amount, the “Company RSU Merger Consideration”). Parent shall cause the Surviving Corporation or an Affiliate to pay the Company RSU Merger Consideration to the holder of the applicable Company RSU at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time).

(d)               At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares granted under a Company Stock Plan subject to performance-based vesting conditions (each, a “Company PSU”) that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive an amount in cash equal to (A) the total number of Shares subject to such Company PSU immediately prior to the Effective Time assuming full satisfaction of the performance conditions, multiplied by (B) the Merger Consideration (such amount, the “Company PSU Merger Consideration”). Parent shall cause the Surviving Corporation or an Affiliate to pay the Company PSU Merger Consideration to the holder of the applicable Company PSU at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time).

(e)               At or immediately prior to the Effective Time, each award of restricted stock units with respect to Shares granted under a Company Stock Plan subject to both time and performance-based vesting conditions (each, a “Company MSU”) that is then outstanding shall performance vest based on actual performance as of such time (with the portion of each award that is then performance vested, the “Performance-Vested MSUs”). At or immediately prior to the Effective Time, each such award of Company MSUs that is then outstanding shall be canceled, and the Performance-Vested MSUs shall be converted into the right to receive an amount in cash equal to

(A) the number of Shares subject to such Performance-Vested MSUs, multiplied by (B) the Merger Consideration (such amount, the “Company MSU Merger Consideration”). Parent shall cause the Surviving Corporation or an Affiliate to pay the Company MSU Merger Consideration to the holder of the applicable Company MSU at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time).

(f)                At or immediately prior to the Effective Time, each long-term cash incentive award subject to vesting restrictions (each, a “Company LTI Award”) that is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, shall be converted into the right to receive the cash bonus amount payable under such Company LTI Award (such amount, the “Company LTI Payment Amount”). Parent shall cause the Surviving Corporation or an Affiliate to pay the Company LTI Payment Amount to the holder of the applicable Company LTI Award at or reasonably promptly after the Effective Time (but in no event later than three (3) Business Days after the Effective Time).

(g)               Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 2.07. The Company shall provide that, following the Effective Time, no holder of any Company Stock Option, Company Restricted Share, Company RSU, Company PSU or Company MSU shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof.

(h)               Notwithstanding the foregoing, any compensatory amounts payable under this Section 2.07 shall be payable on the date of the applicable employer’s first payroll distribution after the Effective Time if such amounts are subject to withholding obligations.

Section 2.08.     Withholding Rights. Each of the Paying Agent, Merger Subsidiary, the Surviving Corporation (or an Affiliate) and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, provincial, local or foreign Tax law. If the Paying Agent, Merger Subsidiary, the Surviving Corporation or Parent, as the case may be, withholds any such amounts and properly pays such amounts over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was made. All compensatory amounts subject to payroll reporting and withholding payable pursuant to or as contemplated by this Agreement, including all such amounts payable hereunder with respect to Company Stock Options, shall be payable through the applicable employer entity’s payroll system in the first payroll distribution after such amount has become due and payable hereunder.

Section 2.09.     Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01.    Certificate of Incorporation. The certificate of incorporation of the Company shall be amended at the Effective Time to read in its entirety as set forth in Annex B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02.     Bylaws. The bylaws of the Company shall be amended at the Effective Time to read in their entirety as the bylaws of Merger Subsidiary in effect immediately prior to the Effective Time and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03.     Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, in each case in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Article 4
Representations and Warranties of the Company

Subject to Section 11.06, except (A) as disclosed in the Company SEC Documents filed with the SEC since January 28, 2017 and publicly available before the date of this Agreement (other than any information that is not a statement of fact contained in the (i) “Risk Factors” or “Forward-Looking Statements” section thereof or (ii) any other section of the Company SEC Documents related to forward-looking statements to the extent they are cautionary, predictive or forward-looking in nature (other than any information therein that is a statement of fact)), it being understood that any matter disclosed in such filings shall not be deemed to be disclosed for purposes of Section 4.01, Section 4.02, Section 4.04, Section 4.05(a) and Section 4.05(b) of this Agreement, or (B) as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent that:

Section 4.01.     Corporate Existence and Power.

(b)               The Company is a corporation duly incorporated and validly existing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and (where applicable and recognized) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to (i) have, individually or in the aggregate, a Material Adverse Effect; or (ii) prevent or materially delay the consummation of the Transactions (this clause (ii), a “Company Impairment Effect”).

(c)               True, correct and complete copies of the certificate of incorporation and bylaws of the Company, each as amended to the date of this Agreement, have been made available through filings with the SEC. Each of the foregoing documents is in full force and effect and the Company is not in violation of any of the foregoing documents in any material respect.

Section 4.02.     Corporate Authorization. Assuming the representations and warranties in Section 5.09 are true and correct and the transactions contemplated hereby are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger in accordance with Section 251(h) of the DGCL. Assuming the representations and warranties in Section 5.09 are true and correct and the transactions contemplated hereby are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

Section 4.03.     Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, the Competition Act and competition, merger control, antitrust or similar Applicable Law of any jurisdiction outside of the United States and Canada (“Foreign Antitrust Laws”), (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (d) the filing with the SEC of the Offer Documents and the Schedule 14D-9, (e) compliance with any applicable rules of Nasdaq, and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Company Impairment Effect.

Section 4.04.     Non-contravention. Assuming the representations and warranties in Section 5.09 are true and correct and the transactions contemplated hereby are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or similar organizational documents of any of the Company’s Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Material Contract or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Company Impairment Effect.

Section 4.05.     Capitalization.

(a)               The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, $0.001 par value per share, of the Company (“Company Preferred Stock”). As of 5:00 p.m. (New York City time) on March 2, 2021 (the “Reference Time”), there were (i) 141,657,086 shares of Company Common Stock outstanding (which number includes all outstanding Company Restricted Shares), (ii) an aggregate of 5,559,120 shares of Company Common Stock subject to outstanding Company Stock Options, (iii) an aggregate of 4,657,528 shares of Company Common Stock subject to outstanding Company RSUs, (iv) an aggregate of 185,271 shares of Company Common Stock subject to outstanding Company PSUs (assuming target performance), (v) no shares of Company Common Stock subject to outstanding Company MSUs and (vi) no shares of Company Preferred Stock outstanding. All outstanding shares of Company Common Stock have been duly authorized, validly issued and fully paid.

(b)               Except as set forth in this Section 4.05 and for changes since the Reference Time resulting from the exercise of Company Stock Options or settlement of Company Restricted Shares, Company RSUs, Company PSUs or Company MSUs outstanding on such date or grants of shares of Company Common Stock, Company Stock Options, Company RSUs, Company PSUs, Company MSUs or Company Restricted Shares under the Company Stock Plans, as of the date hereof, there are no issued, reserved for issuance or outstanding: (i) shares of capital stock or other voting securities of, or ownership interests in, the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligations of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(c)               Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. Except as set forth in this Section 4.05, no Company Securities are owned by any Subsidiary of the Company.

Section 4.06.     Subsidiaries.

(a)               Section 4.06(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Subsidiary of the Company and its place and form of organization.

(b)                Each Subsidiary of the Company has been duly organized and is validly existing under the laws of its jurisdiction of organization and has all organizational powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary of the Company is duly qualified to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each of the organizational or governing documents of each of the Company’s Subsidiaries is in full force and effect, and none of the Company’s Subsidiaries is in violation of any provision of the foregoing documents except for any violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)               All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens) and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the 1933 Act or other applicable securities laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests. As of the date hereof, there are no issued, reserved for issuance or outstanding: (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07.     SEC Filings and the Sarbanes-Oxley Act.

(a)               The Company has filed with or furnished to the SEC on a timely basis all Company SEC Documents required to be filed with or furnished to the SEC by the Company since February 1, 2020.

(b)               No Subsidiary of the Company is required to file or furnish any report, statement, schedule, form or other document with, or make any other filing with, or furnish any other material to, the SEC.

(c)               As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, (i) there has been no material correspondence between the SEC and the Company since February 1, 2020 that is not set forth or reflected in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the date of this Agreement and (ii) the Company has not received written notice from the SEC since February 1, 2020 that any of the Company SEC Documents is the subject of ongoing SEC review.

(d)               Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)               The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents filed since February 1, 2020, as of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(f)                The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 under the 1934 Act, reasonably designed disclosure controls and procedures to provide reasonable assurances that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls.

(g)               Since February 1, 2020, the Company and its Subsidiaries have established and maintained a system of Internal Controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of Internal Controls over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Internal Controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls over financial reporting.

(h)               Since February 1, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.08.     Financial Statements. The audited consolidated financial statements and unaudited consolidated quarterly financial statements (in each case, including the related notes) of the Company included or incorporated by reference in the Company SEC Documents filed since February 2, 2019 in all material respects (i) have been prepared in conformity with GAAP applied on a consistent basis for the periods then ended (except as may be indicated in the notes thereto) and (ii) fairly present the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except, in the case of any unaudited quarterly financial statements with respect to clause (i) or (ii), as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal and recurring year-end audit adjustments, none of which would be material individually or in aggregate). Since February 1, 2020 through the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto. Collective revenue of the Subsidiaries of the Company domiciled in the European Economic Area for the twelve months ended February 2, 2021 did not exceed €50,000,000.

Section 4.09.     Disclosure Documents. None of the information supplied or to be supplied by the Company in writing specifically for inclusion in the Offer Documents will, at the time it is amended or supplemented and at the time it is first published or mailed to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Schedule 14D-9 will not, at the time it is first published or mailed to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by or on behalf of Parent, Merger Subsidiary or any of Parent’s or Merger Subsidiary’s Representatives for inclusion in the Offer Documents or Schedule 14D-9. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder.

Section 4.10.     Absence of Certain Changes.

(a)               From the Company Balance Sheet Date until the date hereof, the business of the Company and its Subsidiaries has ((x) other than as a result of COVID-19 and COVID-19 Measures, including in connection with modifications, suspensions or alterations of operations resulting from, or determined by the Company and its Subsidiaries to be advisable and reasonably necessary in response to, COVID-19 and COVID-19 Measures, and (y) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement) been conducted in the ordinary course of business in all material respects.

(b)               From the Company Balance Sheet Date until the date hereof, there has not been any event, occurrence, development of a state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)               From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(e), Section 6.01(f), Section 6.01(k), Section 6.01(p), Section 6.01(r), Section 6.01(s), or to the extent applicable to such sections, Section 6.01(t).

Section 4.11.     No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:  (i) liabilities or obligations specifically disclosed or reflected and adequately reserved against in the unaudited balance sheet of the Company as of October 31, 2020 (the “Company Balance Sheet Date”) that is included in the Company SEC Documents (the “Company Balance Sheet”); (ii) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (none of which would be material individually or in aggregate or relate to breach of contract, breach of warranty, tort, infringement, violation of or liability or obligation under any Applicable Law that individually, or in the aggregate, would be material to the Company); (iii) liabilities or obligations incurred in connection with the Transactions; and (iv) liabilities or obligations that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.12.     Compliance with Laws and Court Orders; Permits.

(a)               The Company and each of its Subsidiaries are in compliance with, and to the knowledge of the Company are not under investigation by any Governmental Authority with respect to, Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries has in effect all Permits which are material to the Company and its Subsidiaries taken as a whole, and necessary for it conduct its business as presently conducted, except for such Permits the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Company Impairment Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all material Permits are in full force and effect, (ii) no default (without notice or lapse of time or both) has occurred under any such material Permit and (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in an adverse manner any such material Permit.

(b)              As of the date hereof, there is no Order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Company Impairment Effect.

(c)               To the knowledge of the Company, in the past five (5) years, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors, employees, agents or third parties acting on behalf of the Company or its Subsidiaries), has engaged, directly or indirectly, in any action, transaction, conduct or omission that is in contravention of Anti-Corruption Laws.

(d)               To the knowledge of the Company, in the past five (5) years, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors, employees, agents or third parties acting on behalf of the Company or its Subsidiaries) have been or are the subject of any investigation by any Governmental Authority regarding any actual, alleged, or potential violation of Anti-Corruption Laws.

(e)               In the past three (3) years, (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries or any of their respective officers, directors, employees, agents or third parties (acting on behalf of the Company or its Subsidiaries) has provided or agreed to provide any contribution, payment, gift, loan, reward, advantage, entertainment, benefit of any kind, or anything of value to, or accepted or received any contributions, payments, gifts, loans, rewards, advantages, entertainment, benefits of any kind, or anything of value from, any Person, where such contribution, payment, gift, loan, reward, advantage, entertainment, benefit of any kind, or anything of value or the purpose thereof was in violation of any provision of Anti-Corruption Laws or any Applicable Law, (ii) the Company has adopted and maintained a system of internal controls and books and records as required by applicable Anti-Corruption Laws that are accurate in all material respects, and (iii) neither the Company nor any Subsidiary has, to the knowledge of the Company, been under investigation or the subject of any allegation or assessed any criminal or civil penalty related to any Anti-Corruption Law.

(f)               In the past three (3) years, (i) neither the Company nor any of its Subsidiaries has transacted business with or for the benefit of any Sanctioned Person nor otherwise violated applicable Sanctions Laws or applicable Ex-Im Laws, (ii) neither the Company nor any of its Subsidiaries has, to the knowledge of the Company, been charged in writing by any Governmental Authority with a violation of, any Sanctions Laws or Ex-Im Laws, and (iii) there has not been any Claim pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries with respect to any violations of any Sanctions Law or Ex-Im Laws. To the knowledge of the Company, none of the Company, its Subsidiaries or any director or officer of the Company or any of its Subsidiaries is or has been in the past three (3) years a Sanctioned Person.

Section 4.13.     Litigation. As of the date hereof, there is no Claim pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former officer, director or employee of the Company or any of its Subsidiaries in their capacity as such for whom the Company or any of its Subsidiaries may be liable before (or, in the case of threatened Claims, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Company Impairment Effect.

Section 4.14.     Real Property.

(a)               Section 4.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all real property that is owned by the Company or its Subsidiaries (the “Owned Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, the Company or a Subsidiary of the Company has good, valid and marketable fee title to each Owned Real Property, in each case free and clear of all Liens (other than Permitted Liens). There are no parties other than the Company or its Subsidiaries in possession of the Owned Real Property and there are no pending or, to the knowledge of the Company, any threatened condemnation, eminent domain or administrative actions affecting any Owned Real Property or any portion thereof, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)               Section 4.14(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each leasehold interest in real property leased, subleased, or licensed to or by, or for which a right to use or occupy has been granted to or by, the Company or its Subsidiaries with respect to (i) all non-retail facilities and (ii) the twenty (20) retail stores with the highest net sales during the fiscal year ended January 30, 2021 (the “Leased Real Property”). Except as set forth in Section 4.14(b) of the Company Disclosure Letter, as of the date of this Agreement, (i) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each Leased Real Property, in each case free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) each lease or sublease (each, a “Lease”) under which the Company or any of its Subsidiary leases or subleases any real property is valid and in full force and effect, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has defaulted under or has otherwise violated any provision of, or taken or failed to take any act which would constitute a default under the provisions of such Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since February 1, 2020, (i) neither the Company nor any of its Subsidiaries has received any written notice of any violation of law by any Governmental Authority with respect to the Owned Real Property or the Leased Real Property, and (ii) to the knowledge of the Company, the current use and operation of the Owned Real Property and the Leased Real Property by the Company or its Subsidiaries does not violate any Applicable Law.

Section 4.15.     Intellectual Property.

(a)               The Company and/or its Subsidiaries have valid title and exclusive ownership interest in the Company Owned IP, free and clear of any Liens (other than Permitted Liens).

(b)               There are no legal disputes or claims pending or, to the knowledge of the Company, threatened in writing (including cease and desist letters and offers to take a license) alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any Third Party by the Company or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.

(c)               None of the Company nor its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)               To the knowledge of the Company, no Company Owned IP has been infringed, misappropriated or otherwise violated by any Third Party, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)               Section 4.15(e) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all material Company Registered IP. Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have paid all maintenance fees and filed all statements of use reasonably necessary to maintain material Company Registered IP, and (ii) none of the issued material Registered IP owned by the Company and its Subsidiaries has been adjudged invalid or unenforceable in whole or in part in any Claim to which the Company or any of its Subsidiaries is a party.

(f)                The Company and its Subsidiaries have maintained commercially reasonable practices to protect the confidentiality of the Company’s and its Subsidiaries’ trade secrets and confidential information, except, in each case, where failures to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)               Except as disclosed in Section 4.15(g) of the Company Disclosure Letter, or as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have adopted and are, and since February 1, 2020 have been, in material compliance with policies and procedures and material contractual obligations that apply to the Company or each of its Subsidiaries with respect to privacy, data protection, security and the collection, storage, disposal, maintenance, import, export, processing, sharing, disclosure, protection and use (“Processing”) of Personal Information gathered or accessed in the course of the operations of the Company and its Subsidiaries, (ii) since February 1, 2020, to the knowledge of the Company, there has been no loss, theft of, or unauthorized access, disclosure or use of any Personal Information Processed by or on behalf of the Company or any of its Subsidiaries, and (iii) the Company and each of its Subsidiaries are, and since February 1, 2020 have been, in material compliance with all applicable data protection, privacy, security and other Applicable Laws regarding the Processing (in any form or medium) of any data constituting Personal Information and, to the extent applicable, the PCI Security Standards Council’s Payment Card Industry Data Security Standard (PCI-DSS).

(h)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all software, databases, websites, applications, communications devices, computer systems, servers, network equipment, point of sale systems, and other electronic hardware used, owned by any of the Company or its Subsidiaries, or leased or licensed by any of the Company or its Subsidiaries (collectively, the “IT Systems”) are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Company or its Subsidiaries, as applicable, as currently conducted, (ii) the Company and its Subsidiaries have taken commercially reasonable measures to preserve and maintain the performance, continuous operation, security and integrity of the IT Systems (and all software, information or data stored thereon) and (iii) since February 1, 2020, there has been no material failure with respect to any IT Systems that has not been resolved in a commercially reasonable manner.

Section 4.16.     Taxes.

(a)               All income and other material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account any extension of time within which to file) in accordance with Applicable Law, and all such Tax Returns are true, complete and accurate in all material respects.

(b)               The Company and each of its Subsidiaries has paid or accrued (or has had paid or accrued on its behalf) or has withheld and remitted or will remit to the appropriate Taxing Authority all material Taxes in accordance with applicable Tax laws and GAAP, other than such Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP are maintained.

(c)               Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the statute of limitations period applicable to any income or other material Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d)               No claim has ever been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file income or other material Tax Returns in, that jurisdiction.

(e)               No claim, audit, action, suit, proceeding, investigation or deficiency in Taxes asserted by any Taxing Authority is now pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any material Tax or Tax Return.

(f)                Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the laws of the United States, any non-U.S. jurisdiction or any state, province, or locality for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is or was the Company or any of its Subsidiaries). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of another Person (other than the Company or any of its Subsidiaries) pursuant to Treasury regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law) or as a transferee or a successor.

(g)               There are no material Liens with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h)               Neither the Company nor any of its Subsidiaries is party to, or bound by, or has any obligation under, any Tax allocation, apportionment, sharing or assignment agreement other than (i) agreements solely among the Company and its Subsidiaries and (ii) customary commercial contracts the primary purpose of which does not relate to Taxes.

(i)                Within the two years preceding the date of this Agreement, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(j)                Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury regulations Section 1.6011-4(b)(2).

(k)                Neither the Company, any of its Subsidiaries, nor the Surviving Corporation will be required to include any material amount in income, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) any adjustment under Section 481 of the Code (or any corresponding or similar provision of federal, state, local or non-U.S. law) for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) entered into or arising prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; (vi) application of Section 965 of the Code (including an election under Section 965(h) of the Code (or any similar provision of law)) or (vii) transactions effected or investments made prior to the Closing outside of the ordinary course of business that results in taxable income pursuant to Section 951(a) or 951A of the Code.

(l)                The Company and each of its Subsidiaries has, in all material respects, deducted, withheld and timely paid to the appropriate Taxing Authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other third party or other Person, and the Company and each of its Subsidiaries has complied, in all material respects, with all reporting and record keeping requirements.

(m)              Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(n)               Neither the Company nor any of its Subsidiaries will be required to pay any Tax after the Closing Date as a result of any deferral of the employer’s share of any “applicable employment taxes” under Section 2302 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

Section 4.17.     Employee Benefit Plans.

(a)               Section 4.17(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of each material Employee Plan. “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and each other Contract, plan, arrangement or policy providing for incentive compensation, bonuses, profit-sharing, stock option or other equity-based awards, deferred compensation, health or welfare benefits, disability, life insurance, post-employment or retirement benefits, severance, termination, change of control benefits, or retention benefits, in each case, that is sponsored, maintained, or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability, other than (i) any Multiemployer Plan and (ii) any Contract, plan, arrangement or policy mandated by Applicable Law or sponsored or maintained by a Governmental Authority.

(b)               With respect to each material Employee Plan, the Company has made available to Parent, other than any Employee Plan that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of Applicable Law relating to the safeguarding of data privacy, as applicable, (i) the plan document (or, with respect to any unwritten Employee Plan, a written description thereof), (ii) the most recent annual report (Form 5500) prepared in connection with any such plan, (iii) the most recent determination or opinion letter, if any, from the Internal Revenue Service of the United States (the “IRS”) for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code, and (iv) all material correspondence to or from the IRS, the United States Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation or any other Governmental Authority received in the last three years with respect to any Employee Plan.

(c)               Neither the Company nor any of its ERISA Affiliates sponsors, maintains, contributes to, or has any liability in respect of, or has in the past six years sponsored, maintained, contributed to, or had any liability in respect of, any Employee Plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). None of the Employee Plans is a ‘registered pension plan’ as defined in Section 248(1) of the Income Tax Act (Canada).

(d)               Each U.S. Plan that is intended to be qualified under Section 401(a) of the Code is covered by a favorable determination letter or prototype opinion letter from the IRS that the plan is so qualified, or has pending or has time remaining in which to file an application for such determination from the Internal Revenue Service, and, to the knowledge of the Company, no revocation of any such determination letter has been threatened by any Governmental Authority.

(e)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each U.S. Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, Orders, rules and regulations including ERISA and the Code, which are applicable to such U.S. Plan.

(f)                Except as required by Applicable Law, expressly provided in this Agreement or as set forth on Section 4.17(f) of the Company Disclosure Letter, the consummation of the transactions contemplated hereby will not (either alone or together with any other event), (i) entitle any current or former employee, director or individual independent or dependent contractor of the Company or any of its Subsidiaries to severance pay, termination pay or pay in lieu of notice, (ii) accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan, (iii) otherwise give rise to any material liability under any Employee Plan, (iv) limit or restrict the right to materially amend or terminate any Employee Plan on or following the Effective Time, (v) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, or (vi) result in the payment of any amount that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g)               Neither the Company nor any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or its Subsidiaries except (i) benefits in the nature of severance pay with respect to one or more of the employment or separation agreements identified on Section 4.17(a) of the Company Disclosure Letter, or (ii) coverage or benefits as required under Section 4980B of the Code or any other similar Applicable Law.

(h)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no action, suit, investigation, audit or proceeding pending against or, to the knowledge of the Company, threatened in writing against, any Employee Plan before any Governmental Authority, other than routine claims for benefits.

(i)                Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Law (including any special provisions relating to qualified plans in a jurisdiction where such plan was intended so to qualify) and in good standing with applicable regulatory authorities. None of the material International Plans covers employees outside Canada.

(j)                The Company has made available to Parent a true, correct and complete list, as of the date hereof, of each outstanding Company Stock Option, Company Restricted Share, Company RSU, Company PSU, Company MSU and Company LTI Award, including the jurisdiction of the recipient, date of grant, exercise or purchase price, number of Shares subject thereto or Company LTI Payment Amount, as applicable.

Section 4.18.     Labor and Employment Matters.

(a)               Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to or otherwise bound by, any collective bargaining agreement or similar Contract with or legally binding commitment to a Union. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, during the last two years, neither the Company nor any of its Subsidiaries (i) has engaged in any unfair labor practice or had any labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, (ii) has experienced any activity or proceeding by a Union or representative thereof to the knowledge of the Company to organize any employees of the Company or any of its Subsidiaries or (iii) has experienced any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company is in compliance with all Applicable Laws respecting employment, the termination of employment, human rights, pay equity, accessibility, language, equal employment opportunities (including the prevention of discrimination in employment, harassment and retaliation), terms and conditions of employment, employment and labor standards, worker classification (including the proper classification of employees as exempt or non-exempt from overtime pay requirements and of workers as independent contractors and consultants), wages, hours, the provision of meal and rest breaks, the requirements of the California Labor Code and California Wage Orders, mass layoffs and plant closings, immigration, background checks, workers’ compensation and occupational safety and health and employment practices.

(c)               Since February 1, 2020, there has been no action, complaint, charge, inquiry, audit, arbitration, proceeding or investigation by or on behalf of any employee, prospective employee, former employee or Union, or otherwise relating to arising from the Company's or any of its Subsidiaries’ labor or employment policies or practices, pending or, to the knowledge of the Company, threatened by or before a Governmental Authority which, if adversely decided, may reasonably, individually or in the aggregate, be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any material consent decree with, material citation by, or material Order of any Governmental Authority relating to employees or employment practices, in each case, that imposes ongoing obligations on the Company or any of its Subsidiaries.

(d)               Except as set forth on Section 4.17(d) of the Company Disclosure Letter, since February 1, 2020, neither the Company nor any of its Subsidiaries has engaged in any “mass layoff” or “plant closing,” as those terms are defined by the Worker Adjustment Retraining Notification Act, or similar notice or pay triggering events under any other Applicable Law, nor has the Company or any of its Subsidiaries planned or announced any such action or program for the future.

(e)               No officer, director or employee at the level of senior vice president or above of the Company or any of its Subsidiaries (in his or her capacity as such) is the subject of a pending allegation of sexual harassment or sexual assault, nor has any officer, director or employee at the level of senior vice present or above of the Company or any of its Subsidiaries (in his or her capacity as such) engaged in sexual harassment or sexual assault or been accused of sexual harassment or sexual assault since February 1, 2020. Neither the Company nor any of its Subsidiaries has since February 1, 2020 entered into any settlement agreements related to allegations of sexual harassment or misconduct by any officer, director or employee at the level of senior vice president or above.

(f)                None of the Subsidiaries of the Company domiciled in the European Economic Area has any employees.

Section 4.19.     Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries maintain insurance in such amounts and against such risks as is sufficient to comply with Applicable Law, (ii) to the Company’s knowledge, as of the date hereof, all insurance policies of the Company and its Subsidiaries are in full force and effect, except for any expiration thereof in accordance with the terms thereof, (iii) as of the date hereof, neither the Company nor any of its Subsidiaries is in breach of, or default under, any such insurance policy, (iv) as of the date hereof, no written notice of cancelation or termination has been received with respect to any such insurance policy, other than in connection with ordinary renewals, (v) the Company has filed claims as required under the respective insurance policies with insurers with respect to all material matters and material occurrences for which it has coverage, including those which fall within any self-insured retentions or deductibles, and (vi) the Company has no pending claims for such matters under any insurance policy that has been denied or rejected, by any insurer or as to which any insurer has refused to cover all or any portion of such claim. The Company has provided Parent with a list of all material insurance policies held by the Company or any of its Subsidiaries in effect as of the date of this Agreement.

Section 4.20.     Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)               as of the date hereof, (x) no action, claim, suit or proceeding is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person, in each case that alleges that the Company or any of its Subsidiaries has violated or has any liability under any Environmental Law, and (y) there is no judgment, decree, injunction or order of any Governmental Authority issued under any Environmental Law outstanding against the Company or any of its Subsidiaries;

(b)               the Company and its Subsidiaries are and, from February 1, 2020 through the date hereof, have been in compliance with all Environmental Laws, which compliance includes the possession of, compliance with all Environmental Permits;

(c)               to the knowledge of the Company, there has been no Release of any Hazardous Substance by the Company or any of its Subsidiaries at or from any real property now or formerly owned, leased or utilized by the Company or any of its Subsidiaries during the three (3) year period prior to the date hereof, which such release has resulted in any obligation for the Company or any of its Subsidiaries to conduct any investigative or remedial action under or pursuant to any Environmental Law; and

(d)               the Company and its Subsidiaries have provided all material reports, studies, communications and information in written or electronic form in its possession relating to compliance with or liability under Environmental Law during the three (3) year period prior to the date hereof.

Section 4.21.     Material Contracts.

(a)               Except for this Agreement, any Employee Plans, any Leases and the Contracts filed as exhibits to the Company SEC Documents that are available as of the date of this Agreement, Section 4.21(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of each of the following Contracts to which the Company or any of its Subsidiaries is a party or which bind their respective properties or assets, and except as provided in this Section 4.21(a), to the extent that any such Contract is to be performed in whole or in part or is a Contract under which the Company or its Subsidiaries has any material obligations after the date hereof:

(i)              each Contract with any vendor or service provider to which the Company or any of its Subsidiaries is a party, and that either (A) provided for payments by or to the Company or its Subsidiaries of $8,000,000 or more in the Company’s fiscal year ended January 30, 2021 or (B) provides for aggregate payments by or to the Company or its Subsidiaries after the date hereof of $10,000,000 or more, other than Contracts terminable by the Company or one of its Subsidiaries on no more than 120 days’ notice or in connection with an annual renewal without liability or financial obligation to the Company or any of its Subsidiaries;

(ii)             each Contract that contains any provisions restricting the Company or any of its Subsidiaries from competing or engaging in any activity or line of business or with any Person (other than any Contract with employee or similar non-solicitation provisions) or in any area or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, except for any such restrictions that are not material to the Company and its Subsidiaries, taken as a whole;

(iii)            each Contract that (A) grants any exclusive rights to any Third Party, including any exclusive license or supply or distribution agreement or other exclusive rights or which, pursuant to its terms, could have such effect after the Closing solely as a result of the consummation of the transactions contemplated hereby, (B) grants any rights of first refusal or rights of first negotiation with respect to any product, service or Company Owned IP, (C) contains any provision that requires the purchase of all or any portion of the Company’s or any of its Subsidiaries’ requirements from any Third Party or (D) grants “most favored nation” rights, except in the case of each of clauses (A), (B), (C) and (D) for such rights and provisions that are not material to the Company and its Subsidiaries, taken as a whole;

(iv)            each Contract pursuant to which the Company or any of its Subsidiaries is granting or is granted any license to use Intellectual Property, other than (to the extent made in the ordinary course of business): (A) Contracts with current and former employees, contractors, or consultants of the Company or any of its Subsidiaries, (B) nondisclosure agreements, (C) licenses for open source software, (D) Contracts for “shrink wrap” and other widely available commercial software or services, and (E) any other non-exclusive license agreements that are not material to the Company and its Subsidiaries, taken as a whole;

(v)             each Contract representing (i) indebtedness for borrowed money or (ii) a supplier, trade or vendor finance agreement (whether incurred, assumed, guaranteed or secured by any asset), in each case, except any such agreement (A) with an available principal amount (whether or not such available principal amount is outstanding) not exceeding $4,000,000, (B) between or among any of the Company and its wholly owned Subsidiaries, or (C) vendor contracts that provide for payment in arrears in the ordinary course;

(vi)            each Contract under which the Company or any of its Subsidiaries has any Hedge Exposure, except any such agreement under which the Company’s or such Subsidiary’s Hedge Exposure does not exceed $1,000,000;

(vii)           each Contract pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien (other than Permitted Liens) on properties or other assets of the Company or any of its Subsidiaries;

(viii)          each Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any loan, capital contribution to, or other investment in, any Person (except for the Company or any of its Subsidiaries), other than (A) extensions of credit in the ordinary course of business, (B) investments in marketable securities in the ordinary course of business, and (C) immaterial loans to employees;

(ix)             each Contract under which the Company or any of its Subsidiaries has any obligations (including indemnification obligations) which have not been satisfied or performed (other than confidentiality obligations) relating to the acquisition or disposition of all or any portion of any business (whether by merger, sale of shares, sale of assets or otherwise) for consideration in excess of $8,000,000, except for acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business;

(x)              each partnership, joint venture or other similar Contract or arrangement that is material to the Company and its Subsidiaries, taken as a whole;

(xi)             any Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or its Subsidiaries or the pledging of the capital stock or other equity interests of any of the Company or its Subsidiaries;

(xii)           any Contract between the Company or any of its Subsidiaries, on the one hand, and any and any current director or officer of the Company or any Person beneficially owning five percent or more of the Shares, on the other hand, except for any Contracts entered into on arm’s length terms in the ordinary course of businesses and Employee Plans;

(xiii)          each Contract entered into since February 1, 2020 in connection with the settlement or other resolution of any action or proceeding under which the Company or any of its Subsidiaries have any continuing obligations, liabilities or restrictions that are material to the Company and its Subsidiaries, taken as a whole, or that involved payment by the Company or any of its Subsidiaries of more than $3,000,000;

(xiv)          each Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act; and

(xv)           each Contract that commits the Company or its Subsidiaries to enter into any Contracts of the types described in the foregoing clauses (i) through (xiv).

(b)               Each Contract disclosed and each Contract required to be disclosed in Section 4.21(a) of the Company Disclosure Letter as well as each Employee Plan and Contract filed as exhibits to the Company SEC Documents responsive to Section 4.21(a) (each, a “Material Contract”) (unless it has terminated or expired (in each case according to its terms)) is, as of the date hereof, in full force and effect and is a legal, valid and binding agreement of the Company or its Subsidiary, as the case may be, and, to the knowledge of the Company, of each other party thereto, enforceable against the Company or such Subsidiary, as the case may be, and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms except in each case (i) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity. To the knowledge of the Company, as of the date hereof, neither the Company nor any of its Subsidiaries has received, as of the date of this Agreement, any notice in writing to terminate or not renew, in whole or in part, any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach under the terms of any Material Contract and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

(c)               Copies of each Material Contract have been filed with the SEC or made available by the Company to Parent.

Section 4.22.     Suppliers. Section 4.22 of the Company Disclosure Letter lists the ten largest merchandise suppliers of the Company and its Subsidiaries (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the fiscal year ended January 30, 2021) (each, a “Major Supplier”). Except as would not reasonably be expected to have a Material Adverse Effect, the Company has not received, as of the date of this Agreement, any notice in writing from any Major Supplier that it intends to terminate, or not renew, its relationship with the Company or its Subsidiaries.

Section 4.23.     Finders’ Fees. Except for UBS Securities LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated hereby.

Section 4.24.     Opinion of Financial Advisor. UBS Securities LLC has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date thereof, that as of such date, and subject to the assumptions, limitations, qualifications, conditions and other matters set forth therein, the consideration to be received by the holders of Shares (other than holders of Excluded Shares and Appraisal Shares) in the Offer and the Merger is fair, from a financial point of view, to such holders (other than holders of Excluded Shares and Appraisal Shares), a copy of which written opinion will be delivered to Parent solely for informational purposes promptly following receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Company and may not be relied on by Parent or its Affiliates.

Section 4.25.     Antitakeover Statutes. Assuming the representations and warranties in Section 5.09 are true and correct, no “fair price,” “moratorium,” “control share acquisition,” “significant stockholder,” “interested stockholder” or other anti-takeover law (including Section 203 of the DGCL), or any comparable anti-takeover provisions in the certificate of incorporation or bylaws of the Company, is applicable to or would reasonably be expected to restrict or prohibit the execution of this Agreement, each party performing its obligations hereunder or the consummation of the transactions contemplated hereby or thereby.

Section 4.26.     Affiliate Transactions. No Company Related Party is a party to any material Contract with or binding upon the Company or its Subsidiaries (other than Employee Plans and other than commercial agreements entered into on arm’s length terms by the Company or its Subsidiaries in the ordinary course of business) or any of their respective properties or assets or has any material interest in any material property used by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing since February 1, 2020, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

Section 4.27.     No Additional Representations of the Company. Except for the representations and warranties made by the Company in this Article 4 (as qualified by the Company Disclosure Letter), neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Subsidiary, and each of Parent and Merger Subsidiary acknowledges the foregoing. The Company acknowledges that, except for the representations and warranties contained in Article 5, none of Parent or Merger Subsidiary or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

Article 5
Representations and Warranties of Parent and Merger Subsidiary

Parent and Merger Subsidiary jointly and severally represent and warrant to the Company that:

Section 5.01.     Corporate Existence and Power.

(b)               Each of Parent and Merger Subsidiary is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, Permits, consents and approvals required to carry on its business as currently conducted, except for those powers, licenses, authorizations, Permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Merger Subsidiary.

(c)               True, correct and complete copies of the certificates of incorporation and bylaws of Parent and Merger Subsidiary, each as amended to the date of this Agreement, have been made available to the Company.

Section 5.02.     Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers and authority of Parent and Merger Subsidiary and have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Subsidiary, enforceable against each of Parent and Merger Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 5.03.     Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, the Competition Act, Foreign Antitrust Laws and the Investment Canada Act, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable state or federal securities laws, (d) the filing with the SEC of the Offer Documents and the Schedule 14D-9, and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.     Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement, as applicable, and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.     Disclosure Documents. None of the information supplied or to be supplied by Parent or Merger Subsidiary in writing specifically for inclusion in the Offer Documents will, at the time it is amended or supplemented and at the time it is first published or mailed to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Offer Documents will not, at the time it is first published or mailed to the holders of Shares, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the 1934 Act and the rules and regulations thereunder.

Section 5.06.     Financing.

(a)               As of the date of this Agreement, Parent has provided to the Company true, correct and complete copies, dated as of the date of this Agreement, of (i) the Equity Commitment Letter from the Investors, pursuant to which the Investors have, severally (and not jointly) committed to provide, subject only to the terms and conditions contained therein, funds (the “Equity Financing”) and (ii) the Debt Commitment Letters from the Debt Financing Sources party thereto (together with the Equity Commitment Letter, the “Financing Letters”) pursuant to which such Debt Financing Sources have committed to provide, subject only to the terms and conditions therein, the debt financing in the amounts set forth therein (the debt financing contemplated by the Debt Commitment Letters being collectively referred to as the “Debt Financing”; and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, there are no other side letters or agreements to which Parent or Merger Subsidiary is a party relating to the Financing other than as expressly set forth in the Financing Letters. As of the date of this Agreement, (A) each Financing Letter, in the form provided to the Company, (i) has not been amended, supplemented, terminated, rescinded or modified (and no waiver of any provision thereof has been granted) and, to the knowledge of Parent, no such amendment, supplement, termination, rescission or modification is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement), and (ii) is a legal, valid and binding obligation of Parent, Merger Subsidiary and, to the knowledge of Parent, the Investors and the applicable Debt Financing Sources, is in full force and effect, and is enforceable in accordance with the terms thereof against Parent, Merger Subsidiary and, to the knowledge of Parent, the Investors and the applicable Debt Financing Sources, subject, in each case, to the Bankruptcy and Equity Exceptions, and (B) no event has occurred (and no event is reasonably expected to occur) which would reasonably be expected to result in any breach of or constitute a default under (or an event which with notice or lapse of time or both would result in any breach of or constitute a default under) or reasonably be expected to result in a failure to satisfy a condition precedent, in each case, on the part of Parent, Merger Subsidiary or the Investors or would reasonably be expected to permit any party to such Financing Letter to terminate, or to not make the initial funding in an amount required to satisfy the Required Amount under, such Financing Letter. As of the date of this Agreement, assuming the conditions set forth in Annex A and Section 9.01 have been satisfied (other than those conditions that by their terms are to be satisfied at the Offer Expiration Time or the Closing, as applicable, but subject to such conditions being able to be satisfied) or waived by the Closing, Parent does not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that (subject to the satisfaction of such conditions) the full amount of the Debt Financing contemplated by the Debt Commitment Letters to be funded on the Closing Date will not be available to Parent or Merger Subsidiary on the Closing Date.

(b)               Assuming the Financing is funded or invested in accordance with the Financing Letters, Parent and Merger Subsidiary will have on the Closing Date funds sufficient to pay the aggregate Offer Price and Merger Consideration (the “Aggregate Consideration”), any other amounts required to be paid by Parent or Merger Subsidiary on the Closing Date in connection with the consummation of the transactions contemplated hereby (including all amounts payable pursuant to Section 2.07) and any fees and expenses of or payable by Parent or Merger Subsidiary on the Closing Date in connection with the transactions contemplated hereby (such amount collectively, the “Required Amount”).

(c)               As of the date of this Agreement, each Financing Letter (i) contains all of the conditions precedent to the obligations of the Investors and the applicable Debt Financing Sources to make the applicable portion of the Required Amount available to Parent and Merger Subsidiary on the terms set forth therein and (ii) does not contain any contingencies that would permit the applicable Investor or applicable Debt Financing Source to reduce, or rescind its obligation to provide, the total amount of the Financing below the amount required to pay the Required Amount. As of the date of this Agreement, the obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Each of Parent and Merger Subsidiary, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date hereof in connection with the Financing.

(d)               The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third party beneficiary of the Equity Commitment Letter and, subject to Section 11.14, the Company is (on its own behalf and on behalf of the Company’s stockholders) entitled to enforce, directly or indirectly, the Equity Commitment Letter in accordance with its terms against the Investors.

(e)               Parent and Merger Subsidiary acknowledge and agree that it is not a condition to the Closing or to any of the other obligations under this Agreement that Parent and Merger Subsidiary obtain financing for or relating to the transactions contemplated hereby.

(f)                Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed limited guarantee of the Investors, dated as of the date of this Agreement, in favor of the Company, pursuant to which the Investors have guaranteed the full amount of the Parent Termination Fee, all the fees and expenses payable by Parent or Merger Subsidiary pursuant to this Agreement and all liabilities and damages payable by Parent or Merger Subsidiary pursuant to Section 11.05 (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Investors, (b) enforceable against the Investors in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and (c) in full force and effect. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Investors under the Limited Guarantee.

Section 5.07.     Certain Arrangements. As of the date of this Agreement (other than the Tender and Support Agreements), there are no Contracts or commitments to enter into Contracts (a) between Parent, Merger Subsidiary or any of their Affiliates, on the one hand, and any director, officer or employee of the Company or any of its Subsidiaries, on the other hand, or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to tender its Shares in the Offer or vote against any Superior Proposal. None of Parent, Merger Subsidiary or any of their Affiliates is party to any agreement, arrangement or understanding that would be required to be disclosed under Item 1005(e) of Regulation M-A under the 1934 Act.

Section 5.08.     Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending or, to the knowledge of Parent and Merger Subsidiary, threatened against Parent, Merger Subsidiary or any of their respective Affiliates, before (or, in the case of threatened actions, suits, investigations or proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, there is no Order of any Governmental Authority or arbitrator outstanding against the Parent, Merger Subsidiary or any of their respective Affiliates that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.09.     Ownership of Company Securities. Parent and its subsidiaries do not “own” (as defined in Article IX of the certificate of incorporation of the Company), or “beneficially own” (within the meaning of Regulation 13D promulgated under the 1934 Act), any Shares, Company Securities or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock, Company Securities or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company. Neither Parent nor any of its “affiliates” or “associates” (each as defined in Article IX of the certificate of incorporation of the Company) is, or has been at any time with the last three years, an “interested stockholder” as defined in Article IX of the certificate of incorporation of the Company. Neither Parent nor any of its Subsidiaries has taken, or authorized or permitted any its Representatives to take, any action that would cause Parent or any of its “affiliates” or “associates” (each as defined in Article IX of the certificate of incorporation of the Company) thereof to be deemed an “interested stockholder” as defined in Article IX of the certificate of incorporation of the Company or otherwise render Section 251 of the DGCL inapplicable to the Merger.

Section 5.10.     Solvency. None of Parent, Merger Subsidiary or the Investors is entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (a) that the conditions to the obligations of Parent and Merger Subsidiary to consummate the Offer and the Merger have been satisfied or waived and (b) the accuracy in all material respects of the representations and warranties set forth in Article 3, the Parent and its Subsidiaries, on a consolidated basis, at the Effective Time immediately after giving effect to all of the transactions contemplated hereby, including the payment of the Aggregate Consideration, the consummation of the Financing, the payment of all other amounts required to be paid by Parent or Merger Subsidiary in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, will be Solvent. As used in this Section 5.10, the term “Solvent” with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

Section 5.11.     Merger Subsidiary. Merger Subsidiary is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities since the date of its incorporation and has conducted its operations only as contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Subsidiary (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Parent or Merger Subsidiary necessary to approve this Agreement, the Offer or the Merger.

Section 5.12.     Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent, Merger Subsidiary or any of their respective Subsidiaries who is entitled to any fee or commission from Parent, Merger Subsidiary or any of their respective Affiliates in connection with the transactions contemplated hereby.

Section 5.13.     Investigation by Parent and Merger Subsidiary; Disclaimer of Reliance. Each of Parent and Merger Subsidiary (a) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company, (b) has been furnished with or given adequate access to such information about the Company as it has requested, (c) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it, and (d) in determining to proceed with the transactions contemplated hereby has not relied on any statements or information other than the representations and warranties set forth in this Agreement and in the Tender and Support Agreements. The Company has made available to Parent and Merger Subsidiary, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Subsidiary acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Subsidiary acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Subsidiary is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Subsidiary shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith. Parent and Merger Subsidiary entered into this Agreement based upon their own investigation, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of the Company, except as expressly set forth in this Agreement.

Section 5.14.     No Additional Representations of Parent or Merger Subsidiary. Except for the representations and warranties made by Parent and Merger Subsidiary in this Article 5, none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, and the Company acknowledges the foregoing. Parent and Merger Subsidiary acknowledge that, except for the representations and warranties contained in Article 4, none of the Company or any of its respective Affiliates or Representatives or any other Person makes (and Parent and Merger Subsidiary are not relying on) any representation or warranty, express or implied, to Parent and Merger Subsidiary in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

Article 6
Covenants of the Company

Section 6.01.     Conduct of the Company. Except for matters set forth in Section 6.01 of the Company Disclosure Letter, as contemplated by this Agreement (including any actions taken by the Company or any of its Subsidiaries pursuant to Section 8.07(h)), as required by Applicable Law or Contract, due to factors excluded from the definition of Material Adverse Effect, or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, and shall be deemed to be given if, within five (5) Business Days after the Company has provided to Parent a written request for consent, Parent has not rejected such request in writing), from and after the date hereof until the earlier of the Effective Time or the date this Agreement is terminated, as applicable, (I) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course (except for any actions taken reasonably and in good faith in response to COVID-19 or COVID-19 Measures) and use its reasonable best efforts to (x) preserve intact its present business organization, (y) keep available the services of its directors, officers and key employees and (z) maintain existing relationships with its material suppliers and others having material business relationships with it, and, without limiting the generality of the foregoing, (II) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)               (i) amend the certificate of incorporation or bylaws of the Company or (ii) amend in any material respect the comparable organizational documents of any Subsidiary of the Company;

(b)               (i) split, combine subdivide or reclassify any shares of its capital stock, (ii) establish a record date for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities, other than (A) the acquisition by the Company of Shares in connection with the surrender of Shares by holders of Company Stock Options in order to pay the exercise price thereof, (B) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the Company of Company Restricted Shares in connection with the forfeiture of such awards and (D) as required by any Employee Plan as in effect on the date of this Agreement;

(c)               issue or authorize the issuance of, deliver, sell, grant, pledge, transfer, subject to any Lien (other than Permitted Liens) or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than (A) the issuance of any Shares upon the exercise of Company Stock Options or settlement of Company Restricted Shares, Company RSUs, Company PSUs or Company MSUs that are outstanding on the date of this Agreement (or granted following the date of this Agreement to the extent permitted by this Section 6.01(c)), in each case in accordance with their terms on the date of this Agreement, (B) as required by any Employee Plan or Contract, in each case, as in effect on the date of this Agreement, (C) as previously approved by the Compensation Committee of the Company Board or the Company Board and disclosed on Section 6.01(j) of the Company Disclosure Letter and (D) in connection with any Company Subsidiary Securities to the Company or any other Subsidiary of the Company;

(d)               incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the Company’s capital expenditure budget (the “Capex Budget”), a copy of which has been made available to Parent, and (ii) any other capital expenditures not contemplated by the Capex Budget that do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(e)               adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, each with respect to the Company or any of its Subsidiaries;

(f)                acquire (by merger, amalgamation, plan of arrangement, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any properties, interests or businesses, or any assets or securities in connection with the acquisition of properties, interests or businesses, if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries would exceed $6,000,000 (but excluding retail store remodels and purchases of products and services, inventory, raw materials or equipment in the ordinary course of business);

(g)               sell, lease, license, pledge, abandon or otherwise transfer, or create or incur any Lien (other than Permitted Liens) on, abandon or permit to lapse, any of the Company’s or its Subsidiaries’ assets, securities, properties, rights, interests or businesses if the aggregate amount of consideration paid or transferred to the Company and its Subsidiaries would exceed $1,500,000 for each fiscal quarterly period, other than (i) pursuant to existing Contracts or commitments, (ii) sales of Company products and services, inventory, raw materials or used equipment in the ordinary course of business, (iii) entry into, renewal or extension, or expiration or termination, of any retail store Leases in the ordinary course of business and (iv) non-exclusive licenses in the ordinary course of business;

(h)                (i)  incur, create, assume or otherwise become liable for any additional indebtedness for borrowed money (including by way of a guarantee of indebtedness for borrowed money of another Person or an issuance or sale of debt securities) (other than (A) indebtedness (including, in the form of revolving credit facility borrowings) in connection with the financing of ordinary course trade payables or for working capital purposes, (B) finance lease obligations in the ordinary course of business in an aggregate amount not to exceed $1,000,000, (C) intercompany indebtedness among the Company and/or its wholly owned Subsidiaries and (D) indebtedness incurred in the ordinary course of business pursuant to the Company Credit Facilities), or (ii) make any loans, advances or capital contributions to, or investments in, any other Person (other than (x) to the Company or any of its Subsidiaries in the ordinary course of business or (y) accounts receivable and extensions of credit in the ordinary course of business and advances of expenses to employees in the ordinary course of business);

(i)                 enter into any Contract that contains any provisions restricting the Company or any of its Affiliates from competing or engaging in any material respect in any activity or line of business or with any Person or in any area or pursuant to which any material benefit or right is required to be given or lost as a result of so competing or engaging, or which, pursuant to its terms, would reasonably be expected to have such effect after the Closing solely as a result of the consummation of the Transactions;

(j)                 except (x) as required by Applicable Law, (y) as required by the terms of any Employee Plan or Material Contract as in effect on the date of this Agreement, or (z) disclosed on Section 6.01(j) of the Company Disclosure Letter: (i) hire any new employee to whom a written offer of employment has not previously been made and accepted prior to the date of this Agreement, except with respect to any such person who (A) will have an annual base compensation of less than $300,000 and (B) whose position will be below the level of senior vice president of the Company or any of its Subsidiaries, (ii) increase or materially decrease the compensation or benefits of any current or former director, officer, employee or individual consultant of the Company or any of its Subsidiaries, other than increases to any such individuals who are not directors or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice that do not exceed 7% individually for any corporate-level employee or 3% in the aggregate, (iii) establish, adopt, enter into, become a party to, commence participation in, terminate, commit itself to the adoption of, or amend in any material respect any Employee Plan or any Contract, plan, arrangement or policy that would be an Employee Plan if it were in effect as of the date hereof, (iv) other than provided under the terms of this Agreement, amend or modify any outstanding awards under any Company Stock Plan, (v) other than provided under the terms of this Agreement, accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Employee Plan, (vi) forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any directors, officers, individual independent contractors or employees, or (vii) terminate the employment or engagement, other than for cause, of any employee or consultant if such employee or consultant receives annual base compensation in excess of $350,000; provided, however, than none of the foregoing shall restrict the ability of the Company or its Subsidiaries to enter into offer letters, with employees earning or expected to earn annual compensation of $350,000 or less, in the ordinary course of business consistent with past practice that contemplate “at will” employment (and do not provide for any change in control payments, severance benefits, equity incentive issuances or tax gross-ups);

(k)                make any material change in any financial accounting principles, methods or practices, in each case except for any such change required by GAAP or Applicable Law, including Regulation S-X under the 1934 Act;

(l)                 make any material adverse change to the IT Systems or any of the Company’s or its Subsidiaries’ privacy policies, except as required by Applicable Law;

(m)               (i) institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $2,000,000 in any individual case or $6,000,000 in the aggregate, other than as required by their terms as in effect on the date of this Agreement and other than such claims, liabilities or obligations reserved against on the Company Balance Sheet (for amounts not in excess of such reserves); provided, that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligations (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the Closing and provided further that no settlement may involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries taken as a whole, or (ii) waive, relinquish, release, grant, transfer or assign any right with a value of more than $1,500,000 in any individual case or $3,000,000 in the aggregate;

(n)                in each case except in the ordinary course of business, make, change or revoke (or file a request to make any such change) any material method of Tax accounting, any annual Tax accounting period or any material Tax election; file any material amendment to a federal, state, or non-U.S. Tax Return; settle any claim or assessment in respect of material Taxes; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes;

(o)                amend or modify in any material respect, waive any material rights under, terminate (other than any termination in accordance with the terms of an existing Material Contract, Contract with any Major Supplier or Lease (other than retail store Leases) that occurs automatically or any termination as a result of a counterparty’s material breach), replace or release, settle or compromise any material claim, liability or obligation under any Material Contract, Contract with any Major Supplier or Lease (other than retail store Leases), excluding, for all purposes of this Section 6.01(o), any purchase orders;

(p)                enter into any new line of business outside its existing business as of the date of this Agreement that would be material to the Company and its Subsidiaries taken as a whole;

(q)                grant any material refunds, credits, rebates, allowances to customers other than refunds, credits, rebates, allowances granted in the ordinary course of the business consistent with past practice;

(r)                 recognize any Union as the representative of any of the employees of the Company or any of the Subsidiaries, or enter into any collective bargaining agreement or similar Contract with a Union except as required by Applicable Law; or

(s)                enter into or adopt any “poison pill” or similar stockholder rights plan; or

(t)                 agree, authorize or commit to do any of the foregoing.

Section 6.02.     Approval of Merger. The Merger shall be governed by, and effected under, Section 251(h) of the DGCL and shall be effected by Parent, Merger Subsidiary and the Company as soon as practicable following consummation of the Offer, without a vote of the stockholders of the Company, pursuant to Section 251(h) of the DGCL.

Section 6.03.     Go-Shop; No Solicitation.

(a)                Notwithstanding anything to the contrary contained in this Agreement, during the period commencing on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the date that is (I) twenty-five (25) calendar days following the date of this Agreement (the “No-Shop Period Start Date”) for any Person or “group” who is not an Excluded Party, or (II) in respect of any Excluded Party, ten (10) days after the No-Shop Period Start Date (the “Cut Off Date”), as applicable, the Company, its Subsidiaries and their respective directors, officers, employees and other Representatives shall have the right to, directly or indirectly, (i) solicit, initiate, propose, facilitate, induce or encourage any Acquisition Proposals, or the making, submission or announcement of one or more Acquisition Proposals from any Person or its Representatives, or encourage, facilitate or assist, any proposal, inquiry or offer that could lead to, result in or constitute an Acquisition Proposal, including by furnishing to any Person or its Representatives any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person or its Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries, in each case pursuant to one or more Acceptable Confidentiality Agreements; (ii) continue, enter into, participate in or otherwise participate or engage in any discussions or negotiations with any Person or its Representatives with respect to one or more Acquisition Proposals or any other proposals that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal or other effort or attempt to make an Acquisition Proposal or other proposal that could reasonably be expected to lead to, result in or constitute an Acquisition Proposal; and (iii) otherwise cooperate with, assist, participate in or take any action to facilitate any Acquisition Proposal or any other proposals that could lead to, result in or constitute any Acquisition Proposal. The Company will substantially concurrently make available to Parent or its Representatives any non-public information concerning the Company and its Subsidiaries that is provided by the Company to any Person or its Representatives pursuant to this Section 6.03(a) that was not previously made available to Parent and shall not provide to any such Person any non-public information of or relating to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives. Notwithstanding anything contained in this Agreement to the contrary, the Company Board or any committee thereof may waive any standstill provisions in any agreement with any Person to the extent such standstill provisions would prohibit such Person from making an Acquisition Proposal privately to the Company Board.

(b)                Except as permitted by Applicable Law, and subject to the provisions of this Section 6.03, (x) with respect to any Excluded Party, on the Cut Off Date, or (y) with respect to any Person or “group” who is not an Excluded Party, on the No-Shop Period Start Date, the Company shall, and shall cause its Subsidiaries to, and shall instruct, and shall use its commercially reasonable efforts to cause, its and its Subsidiaries’ Representatives to, promptly cease and cause to be terminated any solicitation, discussions or negotiations that may be ongoing with a potential acquiror or its Representatives (other than any Excluded Party) with respect to an Acquisition Proposal, and shall promptly terminate all physical and electronic data room access previously granted to any such Person or its Representatives (other than any Excluded Party) and request the return or destruction any copies of, studies based upon and/or any extracts or summaries from, any non-public information of the Company or its Subsidiaries in such Excluded Party’s possession or control, which non-public information was provided by or behalf of the Company in compliance with Section 6.03(a). For the avoidance of doubt, this Section 6.03(b) shall in no way restrict the Company from continuing any solicitation, discussions or negotiations with one or more Excluded Parties on or prior to the Cut Off Date.

(c)                Except as permitted by Section 6.03, during the period commencing on (x) with respect to any Excluded Party, the Cut Off Date, or (y) with respect to any Person or “group” who is not an Excluded Party, the No-Shop Period Start Date and, in either case, continuing until the earlier of (x) the termination of this Agreement or (y) the Effective Time, (i) neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or knowingly permit any of their respective Representatives to, directly or indirectly, (A) solicit, initiate, propose or knowingly facilitate, induce or encourage the submission of any Acquisition Proposal or any inquiries that could reasonably be expected to result in an Acquisition Proposal (including by way of furnishing non-public information), (B) enter into or participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of its Subsidiaries to, any Third Party for the purpose of knowingly facilitating, inducing or encouraging an Acquisition Proposal (it being understood that notifying such Person of the existence of this Section 6.03(c) shall not be a breach of this Section 6.03(c)) or (C) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal and (ii) the Company Board shall (A) not fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation (or publicly recommend an Acquisition Proposal) or publicly propose to do any of the foregoing, (B) not publicly recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any Acquisition Proposal or (C) fail to include the Company Board Recommendation in the Schedule 14D-9 or, if any Acquisition Proposal has been made public, fail to reaffirm the Company Board Recommendation upon written request of Parent within the earlier of three (3) Business Days prior to the then scheduled Offer Expiration Time or ten (10) Business Days after Parent requests in writing such reaffirmation with respect to such Acquisition Proposal (provided, however, that any action permitted by Section 6.03(f) shall be deemed to not be a failure to reaffirm the Company Board Recommendation, and provided further, however that Parent may make such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently publicly modified in any material respect in which case Parent may make such request once each time such a material modification is made) (any of the foregoing in this clause (ii), an “Adverse Recommendation Change”; provided, that, for the avoidance of doubt, none of (1) the determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, (2) the disclosure by the Company of such determination or (3) the delivery by the Company of the notice required by Section 6.03(e), (g) or (h) shall constitute an Adverse Recommendation Change). Notwithstanding the foregoing restrictions in this Section 6.03(c), during the period commencing on the date hereof and continuing until the Acceptance Time, the Company and its Representatives may (x) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal is, could lead to, result in or constitute an Acquisition Proposal and (y) inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 6.03. Without limiting the foregoing, it is agreed that any violation of the restrictions in this Section 6.03(c) applicable to the Company by any of the Company’s controlled Affiliates or any of its other Representatives, to the extent acting on its behalf or at its direction, shall be deemed to be a breach of this Section 6.03(c) by the Company.

(d)                Notwithstanding anything to the contrary in Section 6.03, if at any time prior to the Acceptance Time, the Company or any of its Representatives has received a written Acquisition Proposal from any Third Party (including any Excluded Party, at any time) that the Company Board determines after consultation with its financial advisor and outside legal counsel, is, could lead to, result in or constitute a Superior Proposal, then the Company and its Subsidiaries, directly or indirectly through its and their Representatives, may (i) engage or participate in negotiations or discussions with such Third Party and its Representatives and (ii) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided, that, (A) prior to or substantially concurrently with the time it is made available to such Third Party, the Company shall make available to Parent any material non-public information relating to the Company or its Subsidiaries that is made available to such Third Party and that was not previously made available to Parent or its Representatives and (B) the Company shall not provide to any such Person any non-public information of or relating to Parent, Merger Subsidiary or any of their respective Affiliates or Representatives. Notwithstanding anything in this Agreement to the contrary and notwithstanding the occurrence of the No-Shop Period Start Date, from and after the Cut Off Date, the Company may continue to engage in the activities described in Section 6.03(a) with respect to any Excluded Party, including with respect to any amended proposal or offer submitted by an Excluded Party following the Cut Off Date, and the restrictions in Section 6.03(b) and Section 6.03(c) will not apply with respect thereto, until the Cut Off Date.

(e)                Notwithstanding anything contained in this Agreement to the contrary, at any time prior to the Acceptance Time, if the Company Board determines, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties, the Company Board may make an Adverse Recommendation Change; provided, that, if the Company is making an Adverse Recommendation Change in response to any fact, event, change, development or set of circumstances other than an Acquisition Proposal (which shall be governed by Section 6.03(h)), then the Company Board shall not make such Adverse Recommendation Change unless the Company has (i) provided to Parent at least three (3) calendar days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action and (ii) during such three (3) calendar day period, if requested by Parent, engaged in negotiations with Parent to amend this Agreement in such a manner that obviates the need for such Adverse Recommendation Change.

(f)                 In addition, nothing contained herein shall prevent the Company Board from (i) complying with Rule 14e-2 under the 1934 Act, Rule 14d-9 under the 1934 Act or Item 1012(a) of Regulation M-A promulgated under the 1934 Act with regard to an Acquisition Proposal; provided, that any such action taken or statement made that relates to an Acquisition Proposal shall not be deemed to be an Adverse Recommendation Change if the Company Board reaffirms the Company Board Recommendation in such statement or in connection with such action or (ii) making any disclosure to the stockholders of the Company if the Company Board determines after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with Applicable Law (including its fiduciary duties).

(g)                At any time after the No-Shop Period Start Date and until the earlier of the termination of this Agreement and the Effective Time, the Company shall notify Parent promptly (but in no event later than one (1) Business Day) after receipt by the Company of any Acquisition Proposal, which notice shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal and the Company shall keep Parent reasonably informed promptly (but in no event later than one (1) Business Day) after any material developments, discussions or negotiations regarding any Acquisition Proposal and shall provide to Parent promptly (but in no event later than one (1) Business Day) after receipt thereof copies of all copies of proposed transaction agreements or proposal letters or other material written materials sent or provided to the Company or any of its Subsidiaries that describe any material terms or conditions of any Acquisition Proposal.

(h)                Further, the Company Board shall not make an Adverse Recommendation Change in response to an Acquisition Proposal (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Company Board has determined, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company promptly notifies Parent in writing, at least three (3) calendar days before taking such action, of the determination of the Company Board that such Acquisition Proposal constitutes a Superior Proposal and of its intention to take such action, attaching the most current version of the proposed agreement or material written terms under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making such Superior Proposal and the material terms thereof and (iii) the Company Board (A) shall have negotiated, and shall have directed its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent requests to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal or, in connection with an Adverse Recommendation Change, it would cause the Company Board or such committee or subcommittee to no longer believe that the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under Applicable Law, (B) shall have considered in good faith any revisions to this Agreement irrevocably proposed in writing by Parent and (C) shall have determined that such Acquisition Proposal would continue to constitute a Superior Proposal and in connection with an Adverse Recommendation Change, shall have determined that the failure to make an Adverse Recommendation Change would continue to reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such revisions were to be given effect (it being understood and agreed that any material amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company but only a new two (2) calendar day period under this Section 6.03(h)). Any termination of this Agreement pursuant to Section 6.03(e) or this Section 6.03(h) shall be in accordance with the applicable provisions of Section 10.01 and, to the extent required under the terms of Section 11.05(a)(i) or (a)(ii), the Company shall pay Parent the applicable Company Termination Fee in accordance with Section 11.05(a)(i) or (a)(ii), as applicable.

(i)                 As used in this Agreement:

(i)                 “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that such confidentiality agreement may contain a less restrictive or no standstill restriction.

(ii)                “Superior Proposal” means a bona fide written Acquisition Proposal for at least a majority of the outstanding Shares or at least a majority of the consolidated assets of the Company and its Subsidiaries that was not solicited in material breach by the Company of the first sentence of Section 6.03(b) or the first sentence of Section 6.03(c) and that the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all relevant terms and conditions of such Acquisition Proposal, is more favorable to the Company’s stockholders from a financial point of view than the Merger (taking into account any irrevocable written proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(h)).

Section 6.04.     Access to Information. From the date hereof until the Effective Time and except (i) as otherwise prohibited by Applicable Law or the terms of any Contract or (ii) as would be reasonably expected to result in the loss of any attorney-client (or other legal) privilege (provided, that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not, in the case of clause (i), result in a violation of Applicable Law or the terms of any Contract in effect as of the date hereof, or, in the case of clause (ii), result in a loss of attorney-client (or other legal) privilege), and subject to the Confidentiality Agreement, the Company shall during normal business hours, at Parent’s expense, (a) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives and financing sources reasonable access during normal business hours and upon reasonable prior notice to the offices, properties, books and records of such party and (b) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent in such access; provided, however, that such access and the information gathered as a result thereof is used solely for post-Closing integration planning and, provided further, that Parent will not be permitted to conduct any environmental sampling or analysis. Any access pursuant to this Section 6.04 shall be conducted under supervision of appropriate personnel of the Company and in such manner as not to unreasonably interfere with the conduct of the business of the Company. Notwithstanding anything to the contrary herein, the Company may satisfy its obligations set forth above by electronic means if physical access is not reasonably feasible or would not be permitted under Applicable Law (including as a result of COVID-19 or any COVID-19 Measures). The Company hereby consents to any of the following Persons being deemed “Representatives” under the Confidentiality Agreement: (1) prior to the No-Shop Period Start Date, any limited partner or investor in any Equity Investor (as defined in the Equity Commitment Letter) (provided, that any agreement with any such limited partner or investor related to the Transactions shall be on a non-exclusive basis) and (2) from and after the No-Shop Period Start Date, any existing or potential, director or indirect, equity investor of Parent.

Section 6.05.     Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Subsidiary, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.06.     Section 280G. The Company will make available to Parent true, correct and complete copies of the Company’s Section 280G calculations prepared in connection with the transactions contemplated by this Agreement, as soon as practicable following the date hereof, and in no event later than the date that is six (6) Business Days prior to the Closing Date, and will provide all material supporting documentation and information reasonably requested by Parent in connection with its review of such calculations; provided, that no later than ten (10) Business Days prior to Closing, Parent shall inform the Company of any potential “parachute payments” that will or would reasonably be expected to be paid or provided by Parent or its Affiliates to any “disqualified individual”, to the extent any such potential payments are contemplated by Parent, for inclusion in the Company’s analysis described in this Section 6.06.

Article 7
Covenants of Parent and Merger Subsidiary

Section 7.01.     Obligations of Merger Subsidiary. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Subsidiary of, and the compliance by Merger Subsidiary with, all of the covenants, agreements, obligations and undertakings of Merger Subsidiary under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to cause Merger Subsidiary to pay, perform and discharge its obligations hereunder. During the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Merger Subsidiary shall not, and Parent shall not permit Merger Subsidiary to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement. Parent, immediately following execution of this Agreement, shall cause this Agreement to be approved and adopted by the sole stockholder of Merger Subsidiary (in its capacity as sole stockholder of Merger Subsidiary) in accordance with Applicable Law and the certificate of incorporation and bylaws of Merger Subsidiary.

Section 7.02.     Indemnification and Insurance. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)                All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, rights under employment agreements (to the extent related to indemnification or expense advancement or reimbursement), and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a present or former director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Person”) as provided in the certificate of incorporation of the Company, the bylaws of the Company, the organizational documents of any Subsidiary of the Company or any indemnification agreement, employment agreement (to the extent related to indemnification or expense advancement or reimbursement), or others agreement containing any indemnification provisions, including any employment agreements (to the extent related to indemnification or expense advancement or reimbursement), between such Indemnified Person and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

(b)                For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless all Indemnified Persons to the fullest extent permitted by the DGCL and any other Applicable Law in the event of any threatened or actual claim, suit, action, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Person is or was a director (including in a capacity as a member of any board committee), officer, employee or agent of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before, on or after the Effective Time, against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person to the fullest extent permitted by Applicable Law upon receipt of any undertaking required by Applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification could be sought by an Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Claim or such Indemnified Person otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Person in the defense of any matter for which such Indemnified Person could seek indemnification hereunder.

(c)                Prior to the Effective Time, the Company shall, or if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (including claims with respect to the adoption of this Agreement and the consummation of the Transactions) with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies; provided, that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company shall give good faith consideration to any comments made by Parent with respect thereto; and provided, that the premium payable for such “tail” insurance policy shall not exceed 300% of the amount per annum the Company paid in its last full fiscal year (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company shall obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

(d)                If Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys of its property and assets to any Person, then, and in each such case, proper provision shall be made so that the applicable successor, assign or transferee shall assume the obligations set forth in this Section 7.02 (including this Section 7.02(d)).

(e)                The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the certificate of incorporation and bylaws of the Company or any of its Subsidiaries, under the DGCL or any other Applicable Law, under any agreement of any Indemnified Person with the Company or any of its Subsidiaries or otherwise. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. The obligations of Parent and the Surviving Corporation under this Section 7.02 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Person without the consent of such Indemnified Person.

(f)                 Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 7.02.

Section 7.03.     Employee Matters.

(a)                With respect to employees of the Company or its Subsidiaries immediately before the Effective Time (“Company Employees”), for a period of twelve (12) months following the Closing (or, if earlier, until the date of termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their Affiliates), Parent shall, or shall cause the Surviving Corporation to provide each Company Employee (i) a base salary or wage rate, and cash target bonus opportunities that are not less favorable in the aggregate to the base salary or wage rate, and cash target bonus opportunities received by such Company Employee immediately prior to the Effective Time; and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits received by such Company Employee immediately prior to the Effective Time.

(b)                With respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their Affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Employee Plans) shall be treated as service with Parent, the Surviving Corporation or their Affiliates; provided, however, that such service shall not be recognized to the extent that such recognition would result in any duplication of benefits.

(c)                Parent shall use commercially reasonable efforts to waive, or shall use commercially reasonable efforts to cause the Surviving Corporation or any of its Affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Corporation or any of their Affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent shall use commercially reasonable efforts to recognize, or shall use commercially reasonable efforts to cause the Surviving Corporation or any of its Affiliates to recognize, the dollar amount of all payments incurred by each Company Employee (and his or her eligible dependents) under any applicable Employee Plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Company Employee will be eligible to participate from and after the Effective Time.

(d)                Nothing in this Section 7.03 is intended to (i) be treated as an amendment to any particular Employee Plan, (ii) prevent Parent from amending or terminating any of its benefit plans in accordance with their terms, (iii) prevent Parent, after the Effective Time, from terminating the employment of any Company Employee, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any Union or collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Company Employee by Parent or the Company or any Subsidiary or under any benefit plan which Parent or the Company or any Subsidiary may maintain.

Article 8
Covenants of Parent, Merger Subsidiary and the Company

Section 8.01.     Efforts.

(a)                Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and the other Transactions as promptly as practicable, including (i) preparing and filing as promptly as practicable after the date hereof with any Governmental Authority all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, financial statements, records, applications and other documents, in each case, to the extent applicable, (ii) obtaining and maintaining all approvals, consents, registrations, Permits, authorizations, licenses, waivers and other confirmations required to be obtained from any Governmental Authority that are necessary to consummate the Transactions, (iii) defending or contesting any action, suit or proceeding challenging this Agreement or the Transactions and (iv) executing and delivering any additional instruments necessary to consummate the Transactions.

(b)                In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act as promptly as practicable (and in any event within five (5) Business Days after the date hereof), (ii) a filing to the Commissioner requesting an advance ruling certificate or No Action Letter pursuant to the Competition Act (collectively, the HSR Act and the Competition Act, the “Antitrust Laws”) as promptly as practicable (and in any event within five (5) Business Days after the date hereof), (iii) comply at the earliest practicable date with any request under any of the Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from any Governmental Authority in respect of such filings or such transactions and (iv) cooperate with each other in connection with any such filing (including, to the extent permitted by Applicable Law, providing copies of all such documents, excluding the HSR Act Item 4(c) and 4(d) documents, to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith), and in connection with resolving any investigation or other inquiry of any Governmental Authority under any of the Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any Applicable Law in connection with the Transactions. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to Applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under any of the Antitrust Laws. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 8.01 as “outside counsel only”. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.01 so as to preserve any applicable privilege.

(c)                Notwithstanding anything herein to the contrary: Parent shall (i) take any and all action necessary, including but not limited to (A) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (B) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, provided that Parent shall have no obligation to terminate or amend any contract with any of its Affiliates other than with respect to its Subsidiaries; (C) terminating any venture or other arrangement; (D) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (E) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the Commissioner, any competition authority of any jurisdiction or any other Governmental Authority (collectively, “Antitrust Authority”) in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; by consenting to such action by the Company and provided, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) and to ensure that no Governmental Authority enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any law, rule, regulation or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger (“Antitrust Prohibition”) or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Merger, fails to do so by the Outside Date; and (ii) not take any action (including the acquisition by it or its Affiliates of any interest in any Person that derives revenues from products, services or lines of business similar to the Company’s products, services or lines of business) if such action would make it materially more likely that there would arise any impediments under any Antitrust Law that may be asserted by any Governmental Authority to the consummation of the Transactions as soon as practicable. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall take all action necessary, including but not limited to any Divestiture Action to avoid or resolve such action. In the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the Outside Date. The Company shall cooperate with Parent and shall use its reasonable best efforts to assist Parent in resisting and reducing any Divestiture Action.

Section 8.02.     Certain Filings and Consents. The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Offer Documents, including the Schedule 14D-9, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the Transactions and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Offer Documents, including the Schedule 14D-9, and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03.     Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company. Subject to Section 6.03, and unless and until an Adverse Recommendation Change has occurred, and other than in connection with an Adverse Recommendation Change, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, each party may, without such consultation, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees, make disclosures in documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC or make other public statements, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties hereto (or individually in accordance with this Section 8.03).

Section 8.04.     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.     Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)               any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b)               any notice or other communication from any Governmental Authority in connection with the Transactions; and

(c)               any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the Transactions.

Section 8.06.     Section 16 Matters. Prior to the Effective Time, the Company shall take all reasonable steps intended to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07.     Financing Cooperation.

(a)                Between the date of this Agreement and the Closing, the Company shall use its reasonable best efforts, at Parent’s sole cost and expense, to provide, and to cause its Subsidiaries and their respective Representatives to provide, to Parent such cooperation that is reasonably requested by Parent and is customary in connection with the arrangement of debt financings similar to the Debt Financing (provided, that such requested assistance and cooperation does not unreasonably interfere with the ongoing operation of the Company’s business), including using its reasonable best efforts to (this clause (a), together with clause (b) and (c) below, the “Company Cooperation Covenant”):

(i)                as promptly as practicable furnish Parent with the Required Financial Information and other information regarding the Company and its Subsidiaries customarily included in marketing materials or offering documents for financings similar to the Debt Financing;

(ii)               (A) make senior management available for a reasonable number of lender and investor meetings, meetings with parties acting as arrangers or agents, sessions with rating agencies and “roadshow” presentations, conference calls, due diligence sessions (including accounting due diligence sessions), drafting sessions, presentations and sessions (all of which may be virtual if circumstances so require) with prospective financing sources, investors and ratings agencies, in each case on reasonable advance notice, (B) cooperate with prospective lenders and investors in performing their due diligence, and (C) use commercially reasonable efforts to ensure that the Debt Financing Sources and their advisors and consultants shall have sufficient access to the Company and its Subsidiaries to complete collateral audits and inventory appraisals of the assets of the Company and its Subsidiaries;

(iii)              (A) reasonably cooperate with the marketing efforts of Parent and the Debt Financing Sources and assist Parent in obtaining ratings, in each case, in connection with the Debt Financing and (B) reasonably cooperate in the preparation of materials for rating agency presentations, any offering memorandum, marketing materials, bank information memoranda (including (x) confirming the absence of material non-public information relating to the Company and its Subsidiaries or their securities contained therein upon request by the Parent and (y) the delivery of customary authorization letters authorizing the distribution of information to prospective lenders or investors), lender presentations or similar document;

(iv)              assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent reasonably requested by Parent or the Debt Financing Sources to be included in any marketing materials or offering documents or of the type required by the Debt Commitment Letters (provided that Company and its Subsidiaries shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments in connection with the Debt Financing);

(v)               request and facilitate the Company’s independent auditors to (A) provide, consistent with customary practice, customary auditors consents (including consents of accountants for use of their reports in any materials relating to the Debt Financing) and reports and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions;

(vi)              if requested in writing by a Debt Financing Source at least eight (8) Business Days prior to the Closing Date, furnish to such Debt Financing Source, at least four (4) Business Days prior to the Closing, information regarding the Company and its Subsidiaries that is required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act of 2001 and the requirements of 31 C.F.R. §1010.230 and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada);

(vii)             (A) assist with the pledging of collateral for the Debt Financing, including by permitting the evaluation or appraisal of assets, assisting with field audits, due diligence examinations and evaluations of the current assets, inventory and cash management systems of the Company and its Subsidiaries, (B) assist with obtaining landlord waivers, consents or estoppels, (C) assist with obtaining releases of existing Liens (provided that no such documents or agreements shall be effective prior to Closing), and (D) assist with the establishment of blocked account arrangements and lock box arrangements in connection with the Debt Financing (provided that the Company shall not be required to enter into blocked account arrangements or lock box arrangements prior to the Closing);

(viii)        take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing (provided, that no such action shall be required of the Company Board prior to the Closing);

(ix)           cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letters or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Subsidiaries; and

(x)            assist with the preparation of definitive financing documentation (including any guarantee, pledge and security documents, supplemental indentures, currency or interest rate hedging arrangements other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an exhibit to the Debt Commitment Letters)), and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent; provided that, for the avoidance of doubt, without limitation, the Company and its Subsidiaries shall not be required under this Section 8.07 to deliver any Excluded Information.

(b)              The Company hereby consents, on behalf of itself and its Subsidiaries, to the use of the Company’s and its Subsidiaries’ logos in connection with any Debt Financing; provided, that such logos are used in a manner that is not intended to or reasonably likely to harm or disparage the Company’s or its Subsidiaries’ reputation or goodwill.

(c)               Notwithstanding anything to the contrary in this Section 8.07, neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to Section 8.07(a) that would (i) (A) contravene any Applicable Law or conflict with or violate the organizational documents of the Company or any of its Subsidiaries or (B) result in any breach or violation of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) by the Company or any Subsidiary thereof under, or give to others any right of termination, amendment, acceleration or cancellation of any Material Contract to which the Company or any Subsidiary thereof is a party or by which the Company or a Subsidiary thereof or their respective properties or assets is bound or (C) require the Company or any of its Subsidiaries to disclose information subject to any attorney-client, attorney work product or other legal privilege (provided, that the Company shall use commercially reasonable efforts to allow the disclosure of such information (or as much of it as reasonably possible) in a manner that does not result in a loss of attorney client (or other legal) privilege), (ii) cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (iii) require the Company or any of its Subsidiaries to (x) pay any commitment or other financing fee prior to the Closing Date or (y) otherwise incur any other expense, indemnity liability or obligation, in each case under this sub-clause (y), except if such amounts are advanced or reimbursed as provided in Section 8.07(e) below, (iv) cause any director, officer, manager or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) require the Company, its Subsidiaries or any persons who are directors or managers of the Company or any of its Subsidiaries to pass any resolution or consent to approve or authorize the execution of the Debt Financing that is not subject to the occurrence of the Closing (provided, that no such action shall be required of the Company Board prior to the Closing) or (vi) require the Company, its Subsidiaries or any persons who are officers or managers of the Company or any of its Subsidiaries to execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement that is effective prior to the Closing (other than any authorization letter contemplated by Section 8.07(a) or any certificate, document, instrument or agreement provided in accordance with Section 8.07(h), Section 8.07(i) or Section 8.07(j); provided, that in no event shall Section 8.07(a) require the Company or any of its Subsidiaries to cause any officer or manager of the Company or any of its Subsidiaries that is not continuing in such capacity after the Closing to execute any certificate, document, instrument or agreement). Nothing in Section 8.07(a) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to any of the Debt Financing.

(d)              The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”, in each case throughout the pendency of the Marketing Period. For the avoidance of doubt, subject to the terms and provisions of this Section 8.07, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 8.07 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets. The Company agrees to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the 1934 Act prior to the Closing Date in accordance with the periods required by the 1934 Act. If, in connection with a marketing effort contemplated by the Debt Commitment Letters, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the 1934 Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and which the Company does not unreasonably object) to include in a customary offering document for the Debt Financing, then the Company shall file a Current Report on Form 8-K containing such material non-public information.

(e)               Parent shall, promptly upon request by the Company, reimburse the Company for all documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with cooperation with such Debt Financing, and any Debt Offer, pursuant to this Section 8.07. In addition, Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any assistance provided, and any Debt Offer undertaken, pursuant to this Section 8.07 or otherwise in connection with the arrangement, negotiation and consummation of the Debt Financing, and any information used in connection therewith (other than losses, damages or claims solely resulting from the material inaccuracy of written information provided by the Company or its Subsidiaries), in each case, other than to the extent any of the foregoing was suffered or incurred as a result of the intentional misrepresentation or willful misconduct of the Company and its Subsidiaries or any of their Representatives. The obligations in this Section 8.07(e) shall survive any termination of this Agreement.

(f)               All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent, Merger Subsidiary or any of their respective Representatives pursuant to this Section 8.07 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent and its Representatives shall be permitted to disclose such confidential information to the Debt Financing Sources, rating agencies, prospective lenders and their respective Representatives either (i) pursuant to the terms of the Confidentiality Agreement and such Debt Financing Sources and their applicable Representatives shall be deemed to be “Representatives” thereunder or (ii) in accordance with customary “click through” confidentiality arrangements or other confidentiality arrangements customary for syndication procedures with respect to the Debt Financing.

(g)              Parent and Merger Subsidiary acknowledge and agree that it is not a condition to the Closing or any of the other obligations under this Agreement that Parent and Merger Subsidiary obtain the Equity Financing or any Debt Financing. For the avoidance of doubt, if the Equity Financing or any Debt Financing has not been obtained, Parent and Merger Subsidiary shall, subject to the limitations set forth in Section 11.14, continue to be obligated to complete the Merger and consummate the Transactions.

(h)

(i)             Parent will be permitted to commence and conduct, in accordance with the terms of the Company Indentures, one or more offers to purchase, including any “Change of Control Offer” (as such term is defined in the Company Indentures) and/or any tender offer, or any exchange offer, and to conduct a consent solicitation, if any (each, a “Debt Offer” and collectively, the “Debt Offers”), with respect to any or all of the outstanding aggregate principal amount of the Company Notes identified by Parent to the Company in writing after the date of this Agreement on terms that are acceptable to Parent; provided that any such Debt Offer is consummated using funds provided by Parent. Parent will provide the Company with the necessary offer to purchase, letter of transmittal or other related documents in connection with the Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer to allow the Company and its counsel to review and comment on the related Debt Offer Documents. The closing (or, if applicable, effectiveness) of the Debt Offers will be expressly conditioned on the occurrence of the Closing; provided that the consummation of a Debt Offer with respect to the Company Notes will not be a condition to Parent’s obligations to consummate the transactions contemplated by this Agreement. The Debt Offers will be conducted in compliance with the Company Indentures and Applicable Law and the Company will not be required to cooperate with respect to any Debt Offer that would reasonably be expected to be inconsistent with the terms of the Company Indentures or Applicable Law, would reasonably be expected to result in a breach under any material Contract or agreement of the Company or its Subsidiaries, would reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or would become operative before the Closing Date.

(ii)            Subject to the receipt of any requisite consents, the Company and its Subsidiaries will execute one or more supplemental indentures to the Company Indentures in accordance with the Company Indentures, amending the terms and provisions of the Company Indentures as described in the Debt Offer Documents as reasonably requested by Parent, which supplemental indentures shall become operative no earlier than the Closing Date, and will use reasonable best efforts to cause U.S. Bank, National Association, as trustee under the Company Indentures (the “Trustee”) to enter into such supplemental indenture before or substantially simultaneously with the consummation of the Merger and the transactions contemplated by this Agreement as determined by Parent; provided, however, that in no event will the Company or any of its officers, directors or other Representatives have any obligation to authorize, adopt or execute any amendments or other agreement that would reasonably be expected to be inconsistent with the terms of the Company Indentures or Applicable Law, would reasonably be expected to result in a breach under any material Contract or agreement of the Company or its Subsidiaries, would reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or would become operative before the Closing Date. Subject to the terms and conditions of this Section 8.07(h), the Company will provide and will use reasonable best efforts to have its Representatives and Subsidiaries provide all cooperation reasonably requested by Parent in connection with the execution of supplemental indentures. If requested by Parent, the Company will use its reasonable best efforts to cause its legal counsel to provide all customary legal opinions required in connection with the transactions contemplated by this Section 8.07(h) to the extent such legal opinion is required to be delivered before the Closing Date. Notwithstanding the foregoing, in no event will the Company or its legal counsel be required to give an opinion with respect to a Debt Offer that in the opinion of the Company, its legal counsel or the Trustee, does not comply with Applicable Laws or the Company Indentures. Notwithstanding anything to the contrary in this Agreement or otherwise, (x) the Company’s and its Subsidiaries’ and Representatives’ obligations under this Section 8.07(h) shall terminate and be of no further force and effect upon the termination of this Agreement pursuant to Section 10.01 and (y) neither the Company nor any of its Subsidiaries or Representatives shall be required to take any action pursuant to this Section 8.07(h) that would cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries.

(iii)           If requested by Parent, in lieu of or in addition to Parent commencing Debt Offers for the Company Notes, the Company shall (i) send any notices of redemption with respect to all or a portion of the outstanding aggregate principal amount of the Company Notes (which shall be in form required under the Company Indentures and conditioned upon the consummation of the Closing, if sent prior to the Closing, and shall become irrevocable upon the consummation of the Closing) to the Trustee, (ii) take such actions as may be required under each Company Indenture to cause the Trustee to proceed with the redemption of the applicable Company Notes under such Company Indenture and to provide the notice of redemption (conditioned upon consummation of the Closing if provided prior to the Closing) to the holders of such Company Notes pursuant to the applicable Company Indenture and (iii) prepare and deliver all other documents required under each Company Indenture (including any officer’s certificates and legal opinions) as may be required under each Company Indenture to issue notices of redemption (conditioned upon consummation of the Closing, if issued prior to the Closing) for such Company Notes in accordance with the Company Indentures providing (x) for the redemption on the Closing Date or such later date as shall be specified by Parent of such Company Notes or (y) for satisfaction and discharge of the Company Notes on the Closing Date and the Company Indentures, in each case, pursuant to the requisite provisions of the applicable Company Indenture (subject to the consummation of the Closing, if sent prior to the Closing) (the “Redemption”).

(iv)           The Company shall, and shall cause its Subsidiaries and direct their respective Representatives to, in each case, use their reasonable best efforts to provide all cooperation, at Parent’s sole cost and expense, reasonably requested by Parent in connection with this Section 8.07(h).

(i)                The notices of redemption delivered to the Trustee and holders of the Company Notes (if delivered prior to Closing) may state that the redemption date may be delayed until such time as any condition to redemption stated therein shall be satisfied or such Redemption may not occur and such notice may be rescinded in the event such condition shall not have been satisfied. At the Closing, Parent shall make, or cause to be made, a deposit with the Trustee of funds sufficient to pay in full the outstanding aggregate principal amount of, accrued and unpaid interest through the applicable redemption date on, and applicable make-whole and redemption premiums related to, the Company Notes so redeemed, together with payment of other fees and expenses payable by the Company Debt Issuer under each Company Indenture.

(j)                The Company shall have delivered to Parent at least two (2) Business Days prior to the Closing Date (A) appropriate and customary payoff letters with respect to each Company Credit Facility (the “Payoff Letters”), in each case, specifying the aggregate payoff amount of the Company Debt Issuer’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all Liens and guarantees thereunder upon the receipt of the respective payoff amounts specified in the applicable Payoff Letter (it being understood and agreed that Parent and Merger Subsidiary shall be responsible for paying all amounts under the Payoff Letters) and (B) drafts of all documentation relating to the release of all Liens with respect to each Company Credit Facility and the Company Senior Secured Notes Indenture (including any termination statements on Form UCC-3, PPSA discharges or other releases).

Section 8.08.     Financing.

(a)               Each of Parent and Merger Subsidiary shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing in an amount required to satisfy the Required Amount not later than the Closing Date on the terms and conditions described in or contemplated by the Financing Letters (including complying with any valid request requiring the exercise of “market flex” provisions in the fee letter associated with the Debt Commitment Letters) (or on other terms with respect to conditionality that are not less favorable to Parent than the conditions set forth in the Financing Letters and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 8.08(c)), including using reasonable best efforts to (i) maintain in full force and effect the Financing Letters, (ii) negotiate and execute definitive agreements with respect to the Debt Financing required to pay the Required Amount (after taking into account any available Equity Financing) (which, with respect to the bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing required to pay the Required Amount (after taking into account any available Equity Financing)) on the terms and conditions contained in the Debt Commitment Letters (which may reflect “market flex” provisions) (or on other terms with respect to conditionality that are not less favorable to Parent than the conditions set forth in the Financing Letters and otherwise on terms and conditions as would not have any result, event or consequence described in any of clauses (A) through (D) of Section 8.08(c)) (such definitive agreements, the “Definitive Financing Agreements”), (iii) satisfy and comply with on a timely basis (except to the extent that Parent and Merger Subsidiary have obtained the waiver of) all conditions and covenants to the funding or investing of the Financing required to pay the Required Amount applicable to Parent or Merger Subsidiary in the Financing Letters and the Definitive Financing Agreements that are within their control that are to be satisfied by Parent or Merger Subsidiary, (iv) consummate the Financing in an amount required to pay the Required Amount at or prior to the Closing and (v) enforce its rights under the Debt Commitment Letters. Neither Parent nor Merger Subsidiary shall release or consent to the termination of the obligations of the Debt Financing Sources to provide the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing).

(b)               In the event that, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under Section 8.08(c), any portion of the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable on the terms and conditions (including any “market flex” provisions) contemplated in the Debt Commitment Letters, Parent shall use its reasonable best efforts to, as promptly as practicable following the occurrence of such event, notify the Company of such unavailability and Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing on terms and conditions not less favorable to Parent than the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letters in an amount sufficient, when added to the portion of the Financing that is and remains available and taking into account any available Equity Financing, to pay the Required Amount (“Alternative Financing”) and to obtain and promptly provide the Company with a copy of the new executed commitment letter that provides for such Alternative Financing (and any related executed fee letters, fee credit letter and engagement letters, as applicable, in connection therewith, copies of which shall be provided to the Company (it being understood that any such fee letter, fee credit letter and engagement letter may be redacted as to fee amounts, “flex” terms and other commercially sensitive economic terms customarily redacted, so long as such redactions do not relate to any terms that may adversely affect the conditionality, enforceability, availability or termination of the Alternative Financing Commitment Letter or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the Required Amount)) (the “Alternative Financing Commitment Letter”). In furtherance of, and not in limitation of, the foregoing, in the event that any portion of the Debt Financing in an amount required to pay the Required Amount (after taking into account any available Equity Financing) becomes unavailable, regardless of the reason therefor, but any bridge facilities contemplated by the Debt Financing (or alternative bridge facilities obtained in accordance with this Section 8.08(b)) are available on the terms and conditions described in the Debt Commitment Letters, then Parent shall use reasonable best efforts to cause the proceeds of such bridge financing to be used in lieu of such contemplated Debt Financing as promptly as practicable following the occurrence of such event. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Subsidiary that speak to the date of this Agreement) references to (i) the “Financing” and “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letters and any such Alternative Financing, (ii) the “Financing Letters” and the “Debt Commitment Letters” shall include the Debt Commitment Letters to the extent not superseded by the Alternative Financing Commitment Letter and any such Alternative Financing Commitment Letter, (iii) the “Definitive Financing Agreements” shall include the definitive documentation relating to the debt financing completed by the Debt Commitment Letters and any such Alternative Financing and (iv) the “Debt Financing Sources” shall include the financial institutions and other entities party to any Alternative Financing Commitment Letter.

(c)               Neither Parent nor Merger Subsidiary shall permit or consent to or agree to any amendment, restatement, replacement, supplement, termination or other modification or waiver of any provision or remedy under, (i) the Equity Commitment Letter (other than to increase the amount of Equity Financing available thereunder) without the prior written consent of the Company or (ii) the Debt Commitment Letters, without the prior written consent of the Company, if such amendment, restatement, supplement, termination, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Debt Financing or would otherwise adversely change, amend, modify or expand any of the conditions precedent to the funding of the Debt Financing, (B) be reasonably expected to prevent or delay the availability of all or a portion of the Debt Financing necessary to pay the Required Amount (after taking into account any available Equity Financing) or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate amount of the Debt Financing below the amount necessary to pay the Required Amount (after taking into account any available Equity Financing) or (D) otherwise adversely affect the ability of the Parent or Merger Subsidiary to enforce their rights under the Debt Commitment Letters; provided that Parent may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement. For purposes of this Agreement (other than with respect to representations in this Agreement made by Parent or Merger Subsidiary that speak as of the date of this Agreement), references to (i) the “Equity Financing”, “Debt Financing” and “Financing” will include the financing contemplated by the Financing Letters as permitted by this Section 8.08 to be amended, restated, replaced, supplemented or otherwise modified or waived and (ii) the “Debt Commitment Letters”, “Equity Commitment Letter” or “Financing Letters” shall include such document as permitted by this Section 8.08(c) to be amended, restated, replaced, supplemented or otherwise modified or waived, in each case from and after such amendment, restatement, replacement, supplement or other modification or waiver. Notwithstanding anything to the contrary in this Agreement, in no event shall any Alternative Financing Commitment Letter, or any amendment, restatement, amendment and restatement, modification or supplement to, or replacement of, the Debt Commitment Letters, be deemed to adversely expand the obligations of the Company and its Subsidiaries to assist with respect to the Debt Financing under the Company Cooperation Covenant.

(d)               Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 8.07 will require, and in no event will the reasonable best efforts of Parent or Merger Subsidiary be deemed or construed to require, either Parent or Merger Subsidiary to (i) seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter or (ii) pay any fees in excess of those contemplated by the Equity Commitment Letter or the Debt Commitment Letters.

(e)               Parent shall give the Company prompt written notice after Parent’s knowledge (i) of any default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any default or breach) by any party under any of the Financing Letters or the Definitive Financing Agreements of which Parent or Merger Subsidiary becomes aware, (ii) of any termination of any of the Financing Letters, (iii) of the receipt by Parent or Merger Subsidiary of any written notice or other written communication from any Debt Financing Source with respect to any (A) actual or potential default, breach, termination or repudiation of any Financing Letter or any Definitive Financing Agreement, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to any Financing Letter or the Definitive Financing Agreements that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Financing required to pay the Required Amount on the Closing Date less likely to occur and (iv) of the occurrence of an event or development that would reasonably be expected to adversely impact the ability of Parent or Merger Subsidiary to obtain all or any portion of the Financing necessary to pay the Required Amount (after taking into account any available Equity Financing). Without limitation of the foregoing, upon the request of the Company from time to time, Parent will update the Company on the material activity and developments of its efforts to arrange and obtain the Debt Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Debt Financing, and any amendments, modifications or replacements to any Debt Commitment Letter (or Alternative Financing Commitment Letter).

Section 8.09.     Transaction Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to the Transactions, including the Merger; provided, however, that the Company (i) shall promptly notify Parent of the commencement of, and promptly advise Parent of any material developments with respect to, any such litigation and (ii) shall give Parent the opportunity to participate with the Company regarding the defense or settlement of any such litigation and the right to review and comment on all material filings or written responses to be made by the Company in connection with any such Claim (and the Company shall give reasonable and good faith consideration to any such comments made by Parent and its counsel). The Company shall also give Parent and its counsel the right to consult on the settlement, release, waiver or compromise of any such Claim, and the Company shall in good faith take Parent’s views into account. No such settlement, release, waiver or compromise relating to the Transactions shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except for settlements, releases, waivers or compromises that (a) relate to Claims to which none of Parent or its Affiliates are a party or (b) provide solely for (i) money damages and the payment of attorneys’ fees in an aggregate amount not in excess of amounts equal to the dollar amount of the coverage limits for such settlement, release, waiver or compromise under the Company or its Subsidiaries’ insurance and (ii) additional disclosure, if any, in the Schedule 14D-9 that does not disparage Parent, the Surviving Corporation, any of their respective Affiliates or any of their respective businesses.

Section 8.10.    Transfer Taxes. The Company and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer and any similar Taxes which become payable in connection with the Transactions. Notwithstanding anything to the contrary herein, the Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer and any similar Taxes, as well as any transfer, recording, registration and other fees that may be imposed upon, payable or incurred in connection with this Agreement and the Transactions.

Section 8.11.     Stock Exchange De-Listing. Parent shall use its reasonable best efforts to cause the Company’s securities to be de-listed from Nasdaq and de-registered under the 1934 Act as soon as practicable following the Effective Time and, prior to the Effective Time, the Company shall reasonably cooperate with Parent to accomplish the foregoing.

Section 8.12.     14d-10 Matters. Prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Article 9
Conditions to the Merger

Section 9.01.     Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Subsidiary and the Company to consummate the Merger is subject to the satisfaction or (to the extent permitted by Applicable Law) waiver at or prior to the Closing Date of the following conditions:

(b)              Consummation of the Offer. Merger Subsidiary (or Parent on Merger Subsidiary’s behalf) shall have consummated the Offer; and

(c)               No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Merger.

Article 10
Termination

Section 10.01. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time only as follows:

(a)               by mutual written agreement of the Company and Parent at any time prior to the Acceptance Time; or

(b)               by either the Company or Parent, if:

(i)             the Acceptance Time shall not have occurred on or by one minute after 11:59 p.m. (New York City Time) on July 2, 2021 (as such date may be extended pursuant to this Agreement, the “Outside Date”); provided, however, that (A) in the event that the Marketing Period has commenced, but has not been completed as of the Outside Date, and the Acceptance Time has not yet occurred, then the Outside Date shall automatically be extended to the date that is five (5) Business Days following the then-scheduled end date of the Marketing Period and (B) the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose material breach of any provision of this Agreement primarily results in the failure of the Offer to be consummated by the Outside Date (it being understood that Parent and Merger Subsidiary shall be deemed a single party for purposes of the foregoing proviso); or

(ii)            by either the Company or Parent if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law permanently restraining, enjoining, prohibiting or making illegal (A) prior to the Acceptance Time, the consummation of the Offer or (B) prior to the Effective Time, the consummation of the Merger, and, in either case, such Applicable Law shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose material breach of any provision of this Agreement primarily results in such Applicable Law to be enacted, issued, promulgated, enforced or entered; or

(c)               by Parent, if:

(i)             at any time prior to the Acceptance Time, an Adverse Recommendation Change shall have occurred; provided, that Parent exercises the right to terminate this Agreement pursuant to this Section 10.01(c)(i) within ten (10) Business Days after the occurrence of such Adverse Recommendation Change; or

(ii)            at any time prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the Offer Conditions set forth in clauses (d) or (e) of Annex A not to be satisfied, and such Offer Condition is incapable of being satisfied by the Outside Date or if capable of being cured in such time frame, shall not have been cured within the earlier of the Outside Date and thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform; provided, that the right to terminate this Agreement pursuant to this Section 10.01(c)(ii) shall not be available to Parent if Parent or Merger Subsidiary is then in material breach of this Agreement; or

(d)               by the Company, if:

(i)             at any time prior to the Acceptance Time, the Company Board authorizes the Company to enter into a definitive agreement concerning a Superior Proposal pursuant to Section 6.03(h) and the Company contemporaneously enters into such definitive agreement concerning such Superior Proposal; provided, that the Company pays the Company Termination Fee payable pursuant to Section 11.05(a)(ii);

(ii)            at any time prior to the Acceptance Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that (A) would (x) cause any of the Offer Conditions not to be satisfied or (y) reasonably be expected to prevent, materially delay or materially impede the consummation of the Offer or the Merger and (B) is incapable of being satisfied by the Outside Date or if capable of being cured in such time frame, shall not have been cured within the earlier of the Outside Date and thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform; provided, that the right to terminate this Agreement pursuant to this Section 10.01(d)(ii) shall not be available to the Company if the Company is then in material breach of this Agreement;

(iii)           at any time prior to the Acceptance Time, Merger Subsidiary fails to timely commence the Offer in violation of Section 2.01(a);

(iv)           at any time following the Offer Expiration Time (A) the Offer Conditions have been satisfied or waived at or prior to the Offer Expiration Time (after giving effect to any extensions thereof in accordance with this Agreement) (other than those Offer Conditions that by their nature are to be satisfied at the Offer Expiration Time, but subject to such conditions being able to be satisfied at the Offer Expiration Time), (B) Merger Subsidiary shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer in accordance with Section 2.01(d)(i), (C) the Company has delivered written notice (the “Company’s Notice”) to Parent of the Company’s intention to terminate this Agreement pursuant to this Section 10.01(d)(iv) if Merger Subsidiary fails to consummate (as defined in Section 251(h) of the DGCL) the Offer by one minute after 11:59 p.m. (New York City time) on the second (2nd) Business Day following the date of the Company’s delivery of the Company’s Notice (or such shorter period of time as remains prior to one minute after 11:59 p.m. (New York City time) on the Outside Date, the shorter of such periods, the “Failure Notice Period”), (D) Merger Subsidiary fails to consummate (as defined in Section 251(h) of the DGCL) the Offer prior to the expiration of the Failure Notice Period and (E) upon written request by Parent (on no more than one (1) occasion) during the Failure Notice Period, the Company has confirmed that it stood ready, willing and able to consummate the Transactions on the terms of this Agreement;

(v)            at any time following the time that Parent or Merger Subsidiary do not extend the Offer as permitted by Section 2.01(c)(ii) if, at the time not extended, the sole Offer Condition that was not then satisfied or waived in accordance with the terms hereof was the Minimum Tender Condition (other than those conditions that by their nature are to be satisfied at the Offer Expiration Time).

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or Representative of such party) to the other party hereto or the Debt Financing Sources; provided, that, subject to Section 11.05, (a) the provisions of this Section 10.02 and Section 8.07(e), Section 8.07(f), the last sentence of Section 8.07(g), Section 8.07(h) , Article 11 and the Confidentiality Agreement and Limited Guarantee (solely to the extent provided therein) shall survive any termination hereof pursuant to Section 10.01 and (b) neither the Company nor Parent or Merger Subsidiary shall be relieved or released from any liabilities or damages arising out of its Willful and Material Breach of any provision of this Agreement.

Article 11
Miscellaneous

Section 11.01. Notices. All notices, requests, claims, demands, and other communications hereunder must be in writing and must be given and will be deemed to have been duly given: (i) when delivered personally by hand, if delivered in Person; (ii) at the time sent (if sent during normal business hours of the recipient and on the next Business Day if sent after normal business hours of the recipient), if sent by email of a PDF Document; provided, that any notice provided by email shall state in such email that it is a notice delivered pursuant to this Section 11.01; (iii) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested); and (iv) one (1) Business Day after sending, if sent by overnight internationally recognized courier (with written confirmation of receipt), in each case, to the respective parties hereto at the following addresses (or at such other address for a party as have been specified by like notice):

if to Parent or Merger Subsidiary, to:

c/o Apollo Management IX, L.P.
9 West 57th Street, 43rd Floor

New York, NY 10019
Attention: Laurie Medley, Esq.
Email: lmedley@apollolp.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars – 29th Floor
Los Angeles, CA 90067
Attention:      Gregory Klein

        Michael Kaplan

Email:            gregory.klein@stblaw.com

michael.kaplan@stblaw.com

if to the Company, to:

The Michaels Companies, Inc.

3939 West John Carpenter Freeway

Irving, Texas 75063

Attn:               Executive Vice President – General Counsel & Secretary

Email:             Tim.Cheatham@michaels.com

with a copy to (which shall not constitute notice):

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199
Attention:       William M. Shields

Craig E. Marcus

William J. Michener

Sarah H. Young

Email:             william.shields@ropesgray.com

craig.marcus@ropesgray.com

william.michener@ropesgray.com

sarah.young@ropesgray.com

Section 11.02. Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents, and the article and section and other titles, headings and captions herein, are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Annexes and Schedules are to Articles, Sections, Annexes and Schedules of this Agreement unless otherwise specified. All Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any terms used in any Annex or Schedule or in any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement. The definition of terms herein shall apply equally to the singular and the plural. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”. The word “or” shall not be exclusive. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Unless otherwise specified, references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. References to “ordinary course” or “ordinary course of business” refers to the ordinary course of business of the Company and the Subsidiaries of the Company, taken as a whole, materially consistent with past practice, and, except with respect to Section 6.01(II), reasonable actions or omissions taken or to be taken by the Company in good faith from time to time in response to changing economic and other conditions, circumstances or events relating to or arising from COVID-19 or COVID-19 Measures and the results thereof. The phrase “date hereof” or “date of this Agreement” shall be deemed to refer to the date set forth in the preamble of this Agreement. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the time zone in which New York, New York is located. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law. Any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

Section 11.03. Non-Survival of Representations and Warranties. The representations, warranties, covenants and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided, that this Section 11.03 shall not limit any covenant or agreement by the parties that by its terms contemplates performance after the Effective Time.

Section 11.04. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed by the parties hereto prior to the Acceptance Time. At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Merger Subsidiary, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of Applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition, Termination Condition and No-Shop Period Start Date Condition may only be waived by Parent or Merger Subsidiary with the prior written consent of the Company. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law. Notwithstanding anything else to the contrary herein, no amendment, modification or alteration to the provisions set forth in Section 10.02 (solely to the extent that it relates to the Debt Financing Sources), this sentence of Section 11.04, Section 11.05 (solely to the extent that it relates to the Debt Financing Sources), Section 11.07 (solely to the extent it relates to the Debt Financing Sources), Section 11.09(b) (solely to the extent that it relates to the Debt Financing Sources), Section 11.10 and Section 11.15 (solely to the extent that it relates to the Debt Financing Sources) (and any related definitions to the extent an amendment, modification or alteration of such definitions would modify the substance of any of the foregoing provisions) in any manner materially adverse to the Debt Financing Sources shall not be effective as to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letters.

Section 11.05. Expenses. General. Except as otherwise provided in this Section 11.05, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(a)               Termination Fees.

(i)             If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds within two (2) Business Days after such termination.

(ii)           If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), then the Company shall pay the Company Termination Fee to Parent in immediately available funds substantially concurrently with such termination.

(iii)           If (A) after the date of this Agreement, a bona fide Acquisition Proposal shall have been publicly made to the Company or shall have been publicly made directly to the stockholders of the Company generally or shall have otherwise become publicly known (and, in any such case, such Acquisition Proposal is not withdrawn prior to the Offer Expiration Time), (B) thereafter, this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i)  (but only if at such time Parent would not be prohibited from terminating this Agreement pursuant to Section 10.01(b)) or by Parent pursuant to Section 10.01(c)(ii) (as a result of a material breach by the Company of Section 6.03) and (C) within nine (9) months after such termination, the Company enters into a definitive agreement with respect to an Acquisition Proposal and, at any time thereafter, consummates such Acquisition Proposal, then the Company shall pay to Parent the Company Termination Fee by wire transfer of same-day funds on the date of consummation of such Acquisition Proposal. For purposes of this Section 11.05(a)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)               In the event that the Company shall terminate this Agreement pursuant to Section 10.01(d)(ii), Section 10.01(d)(iii) or Section 10.01(d)(iv), or the Company or Parent shall terminate this Agreement pursuant to Section 10.01(b)(i) and at such time the Company could have terminated this Agreement pursuant to Section 10.01(d)(ii), Section 10.01(d)(iii), or Section 10.01(d)(iv), then Parent shall pay to the Company a termination fee of $220,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same-day funds simultaneously with such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)         Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 11.14, and to the last sentence of Section 11.05(c), Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Company Termination Fee is payable by the Company pursuant to this Section 11.05 and such Company Termination Fee is paid in full, the Parent Related Parties shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives (collectively “Company Related Parties”) in connection with this Agreement or the Transactions. Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 11.14, and to the last sentence of Section 11.05(c), the Company agrees that, upon any termination of this Agreement under circumstances where the Parent Termination Fee is payable by Parent pursuant to this Section 11.05 and such Parent Termination Fee is paid in full, the Company shall be precluded from any other remedy against Parent or Merger Subsidiary, at law or in equity or otherwise, and the Company shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Parent or Merger Subsidiary, the Investors, the Debt Financing Sources or any of their respective directors, officers, employees, partners, managers, members, stockholders or Affiliates or their respective Representatives (collectively “Parent Related Parties”) in connection with this Agreement or the Transactions. Notwithstanding anything to the contrary, nothing in this Section 11.05 shall limit (i) the remedies available under this Section 11.05, (ii) any claims for indemnification or reimbursement pursuant to Section 8.07 or (iii) the Company’s right to bring or maintain any action arising out of or in connection with any breach of the Confidentiality Agreement and to pursue all remedies in connection therewith; provided, that the aggregate liability of Parent pursuant to the foregoing clauses (i) and (ii) shall not exceed an amount equal to the Parent Termination Fee.

(d)         Each of the Company, Parent and Merger Subsidiary acknowledges that (i) the agreements contained in this Section 11.05 are an integral part of the Transactions, (ii) without these agreements, the Company, Parent and Merger Subsidiary would not enter into this Agreement and (iii) neither the Company Termination Fee nor the Parent Termination Fee is a penalty, but is liquidated damages, in a reasonable amount that will compensate the Parent or the Company, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(e)         Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 11.14, and to the last sentence of Section 11.05(c), (i) in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 11.05(b), payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against the Parent Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions (except that Parent remains obligated to pay to the Company the Parent Termination Fee and amounts owing pursuant to Section 11.05(c)), and (ii) upon payment of such amount in circumstances for which such fee is properly payable, none of the Parent Related Parties shall have any further monetary liability or obligation relating to or arising out of this Agreement or the Transactions.  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights set forth in Section 11.14, (A) in the event the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 11.05(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Company Related Parties for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise (except that the Company remains obligated to pay to Parent the Company Termination Fee), and (B) upon payment of such amounts in circumstances for which such fee is properly payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 11.14 and the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under this Section 11.05, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable.

(f)          In connection with any loss suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 11.05(b) (in which case Section 11.05(e) shall apply), the Company agrees, on behalf of itself and the Company Related Parties, that the maximum aggregate monetary liability of Parent and the Parent Related Parties, if any, shall be limited to an amount equal to the amount of the Parent Termination Fee, except for any claims in connection with any action arising out of or in connection with any breach of the Confidentiality Agreement, and in no event shall Parent and Merger Subsidiary’s aggregate monetary liability in connection with any such failure of the Transactions to be consummated or breach of failure to perform hereunder exceed such amount.

Section 11.06. Disclosure Letter References. Notwithstanding anything to the contrary herein, the parties hereto agree that any reference in a particular Section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations, warranties, covenants, agreements or other provisions hereof of the relevant party that are contained in the corresponding Section of this Agreement, and any other representations, warranties, covenants, agreements or other provisions hereof of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations, warranties, covenants, agreements and other provisions hereof, would be reasonably apparent on its face. The Company Disclosure Letter is incorporated by reference into and made a part of this Agreement. The mere inclusion of an item in the Company Disclosure Letter as an exception to a representation, warranty, covenant, agreement or other provision hereof shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.

Section 11.07. Binding Effect; Benefit; Assignment.

(a)         The provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and permitted assigns. Except for: Section 7.02 in respect of Indemnified Persons, Section 11.05 in respect of the Company Related Parties and Parent Related Parties, and Section 11.15 in respect of Non-Party Affiliates, each of which shall be third party beneficiaries and entitled to enforce the provisions therein, as well as the Equity Commitment Letter (pursuant to which third parties shall be third party beneficiaries as stated therein), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns. In addition to the foregoing, the Debt Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce the provisions of Section 10.02 (solely to the extent that it relates to the Debt Financing Sources), Section 11.05 (solely to the extent that it relates to the Debt Financing Sources), the last sentence of Section 11.04, this Section 11.07, Section 11.09(b), Section 11.10 and Section 11.15 (solely to the extent that it relates to the Debt Financing Sources).

(b)         No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign all (but not less than all) of its rights and obligations under this Agreement to one of its wholly owned Subsidiaries at any time or to any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing); provided, that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary. Any purported assignment not permitted under this Section 11.07 shall be null and void.

Section 11.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 11.09. Consent to Jurisdiction.

(a)         Each of Parent, Merger Subsidiary and the Company irrevocably submits to the exclusive jurisdiction of (a) the Court of Chancery of the State of Delaware, New Castle County, and (b) the United States District Court in Wilmington, Delaware, for the purposes of any suit, action or other proceeding arising out of this Agreement, the other agreements contemplated hereby or any of the Transactions. Each of Parent, Merger Subsidiary and the Company agrees to commence any action, suit or proceeding relating hereto either in the United States District Court in Wilmington, Delaware or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Court of Chancery of the State of Delaware, New Castle County. Each of Parent, Merger Subsidiary and the Company further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction in this Section 11.09. Each of Parent, Merger Subsidiary and the Company irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in (i) the Court of Chancery of the State of Delaware, New Castle County, or (ii) the United States District Court in Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of Parent, Merger Subsidiary and the Company irrevocably waives any objections or immunities to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or relating to this Agreement or the Transactions which is instituted in any such court. The parties agree that a final trial court judgment in any such suit, action or other proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the addresses set forth in Section 11.01 shall be effective service of process for any suit, action or proceeding brought in any such court. The parties agree that service of process may also be effected by certified or registered mail, return receipt requested, or by reputable overnight courier service, directed to the other party at the addresses set forth herein in Section 11.01, and service so made shall be completed when received.

(b)         Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (i) it will not bring or support any Claims against the Debt Financing Sources arising out of or relating to this Agreement, including any dispute arising out of relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court and (ii) the provisions of Section 11.10 relating to the waiver of jury trial shall apply to any such Claims.

Section 11.10. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, INCLUDING ANY ACTION RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY DEBT FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 11.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Delivery of an executed counterpart of a signature page to this Agreement by facsimile, “.pdf” format, scanned pages or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 11.12. Entire Agreement; No Other Representations and Warranties.

(a)         This Agreement, including the Company Disclosure Letter, and the annexes, and instruments referred to herein, together with the Confidentiality Agreement, the Equity Commitment Letter, the Debt Commitment Letters and the Limited Guarantee constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remains in full force and effect.

(b)         Except for the representations and warranties contained in Article 4, each of Parent and Merger Subsidiary acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information made available to Parent or Merger Subsidiary in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Subsidiary or any other Person resulting from the distribution to Parent or Merger Subsidiary, or Parent’s or Merger Subsidiary’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Subsidiary in certain “data rooms” or management presentations in expectation of the Transactions, unless, and then only to the extent that, any such information is expressly included in a representation or warranty contained in Article 4.

(c)         Except for the representations and warranties contained in Article 5, the Company acknowledges that none of Parent, Merger Subsidiary or any other Person on behalf of Parent or Merger Subsidiary makes any other express or implied representation or warranty with respect to Parent or Merger Subsidiary or with respect to any other information made available to the Company in connection with the Transactions.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.14. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger and the other Transactions) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, subject to the last sentence of this Section 11.14, the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.09 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement at law or in equity, and the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction or injunctions, specific performance or other equitable relief in connection with enforcing Parent’s or Merger Subsidiary’s obligation to cause all or any portion of the Equity Financing to be funded and Parent’s and Merger Subsidiary’s obligations to consummate the Offer and to effect the Merger (but not the right of the Company to seek such an injunction or injunctions, specific performance or other equitable relief for any other reason) shall be subject to the requirements that (i) (A) with respect to the Offer and payment of the Offer Price and the Equity Financing related thereto, all conditions in Annex A were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Expiration Time, but subject to such conditions being able to be satisfied) or waived at the Offer Expiration Time or (B) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, the conditions set forth in Section 9.01 were satisfied (other than those conditions that by their terms are to be satisfied at the Closing, but subject to such conditions being able to be satisfied) or waived at the Closing, (ii) the Debt Financing (or any replacement thereof) has been funded in full or will be funded in full at the Closing if the Equity Financing is funded at the Closing, (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur and (iv) Parent and Merger Subsidiary shall have failed to consummate the applicable Transactions by the date they are required to do so pursuant to (A) with respect to the Offer, Section 2.01(d) or (B) with respect to the Merger, Section 2.03(b).

Section 11.15. Non-Recourse. All Claims (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Transaction Documents or the negotiation, execution, performance or non-performance of this Agreement or the Transaction Documents (including any representation or warranty made in or in connection with this Agreement, the Transaction Documents or as an inducement to enter into this Agreement or the Transaction Documents) may be made by any party hereto or thereto or any third party beneficiary of any relevant provision hereof or thereof only against the Persons that are expressly identified as parties hereto or thereto. No Person who is not a named party to this Agreement or the Transaction Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Transaction Documents and the Debt Financing Sources (“Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any obligations or liabilities arising under, in connection with or related to this Agreement, the Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement, the Transaction Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates; it being understood that the foregoing shall not restrict any claims that the Company may assert against the Investors, if, as and when required pursuant to the terms and conditions of the Limited Guarantee or the rights of the Company as an express third party beneficiary under the Equity Commitment Letter pursuant to the terms and conditions of the Equity Commitment Letter. Nothing in this Section 11.15 (i) precludes the parties or express third party beneficiaries from exercising any rights under this Agreement or any other Transaction Document to which they are specifically a party or an express third party beneficiary thereof or (ii) limits the liability or obligations of any Non-Party Affiliates under this Agreement or any other Transaction Document to which they are specifically a party. This Section 11.15 is subject to, and does not alter the scope or application of, Section 11.14. The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 11.15.

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page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

THE MICHAELS COMPANIES, INC.

By:	/s/ Ashley Buchanan
	Name:	Ashley Buchanan
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

MAGIC ACQUIRECO, INC.

/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

MAGIC MERGECO, INC.

/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Conditions of the Offer

Notwithstanding any other term of the Offer or this Agreement and in addition to (and not in limitation of) Merger Subsidiary’s right to extend and amend the Offer pursuant to the provisions of the Agreement, Parent shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the 1934 Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in the Offer, unless, immediately prior to the then applicable Offer Expiration Time:

(a)         there shall have been validly tendered in the Offer and not validly withdrawn that number of Shares that (together with any Shares owned by Parent and its Affiliates) represent at least a majority of the Shares outstanding as of the consummation of the Offer at the Offer Expiration Time (the “Minimum Tender Condition”);

(b)         any applicable waiting period under the HSR Act shall have expired or been terminated and Competition Act Approval shall have been obtained (the “Required Approvals Condition”);

(c)         no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law, whether temporary, preliminary or permanent, that is in effect that enjoins, restrains or otherwise prohibits or makes illegal the consummation of the Offer or the Merger (the “No Order Condition”);

(d)         (i) (x) the representations and warranties of the Company set forth in Section 4.05(a) (Capitalization) (other than for inaccuracies that are de minimis relative to the fully-diluted equity capitalization of the Company) and (y) Section 4.10(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) (ii) the representations and warranties of the Company set forth in Section 4.01 (Corporate Existence), Section 4.02 (Corporate Authorization), Section 4.05 (other than Section 4.05(a)) (Capitalization) and Section 4.23 (Finders’ Fees) shall be true and correct in all material respects as of the date of the Merger Agreement and as of the consummation of the Offer, as if made at such time, except to the extent any such representation or warranty expressly relates to a specific date (in which case on and as of such specific date) and (iii) each of the other representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all respects as of the date of this Agreement and as of the consummation of the Offer, as if made at such time, except to the extent such representation or warranty expressly relates to a specific date (in which case on and as of such specific date), other than, in the case of clause (iii), for such failures to be true and correct that, individually or in the aggregate, would not have a Material Adverse Effect (it being understood that for this purpose all references to the term “Material Adverse Effect” and other qualifications based on the word “material,” set forth in any such representations and warranties shall be disregarded). Solely for purposes of clause (i)(x) of this paragraph (d), if one or more inaccuracies in the sections referred to in clause (i) of this paragraph (d) would cause the Aggregate Consideration to increase by $25,000,000 or more, such inaccuracy or inaccuracies will not be considered de minimis;

Annex A-1

(e)         the Company shall have performed or complied with, in all material respects, each covenant, agreement and obligation required by the Merger Agreement to be performed or complied with by it on or prior to the Offer Expiration Time;

(f)          since the date of the Merger Agreement, no Material Adverse Effect shall have occurred and be continuing;

(g)         the Company shall have delivered to Parent a certificate, dated as of the date on which the Offer expires, signed by an executive officer of the Company, certifying that the conditions specified in clauses (d), (e) and (f) have been satisfied;

(h)         the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”);

(i)          the No-Shop Period Start Date shall have occurred (the “No-Shop Period Start Date Condition”); and

(j)          the Marketing Period shall have ended.

The foregoing conditions are for the sole benefit of Parent and Merger Subsidiary and, except for (i) the Minimum Tender Condition and the Termination Condition (each of which may only be waived with the prior written consent of the Company) and (ii) the No-Shop Period Start Date Condition (which may only be waived with the prior written consent of the Company), may be waived by Parent or Merger Subsidiary in whole or in part at any time and from time to time and in the sole discretion of Parent or Merger Subsidiary, subject in each case to the terms of the Merger Agreement and Applicable Law.

Capitalized terms used in this Annex A but not defined herein shall have the meanings set forth in the Agreement to which it is attached, except that the term “Merger Agreement” shall be deemed to refer to the Agreement to which this Annex A is attached.

Annex A-2

ANNEX B

Certificate of Incorporation of the Surviving Corporation

ARTICLE I

The name of the corporation (hereinafter called the “Corporation”) is The Michaels Companies, Inc..

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington 19808, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is the Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV

The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,000 shares of Common Stock having the par value of $0.01 per share.

ARTICLE V

The number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors of the Corporation.

ARTICLE VI

In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VII

Unless and except to the extent that the Bylaws of the Corporation so require, the election of directors of the Corporation need not be by written ballot.

ARTICLE VIII

To the fullest extent that the General Corporation Law of the State of Delaware or any other law of the State of Delaware (as they exist on the date hereof or as they may hereafter be amended) permits the limitation or elimination of the liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment to, or modification or repeal of, this Article VIII shall adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any state of facts existing or act or omission occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment, modification or repeal. If, after this Certificate of Incorporation is filed with the Secretary of the State of Delaware, the General Corporation Law of the State of Delaware or such other law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware or such other law, as so amended.

Annex B-1

ANNEX C

Tender and Support Agreement

Annex C-1